SIMPSON THACHER & BARTLETT LLP
425 LEXINGTON AVENUE
NEW YORK, N.Y. 10017-3954
(212) 455-2000

FACSIMILE: (212) 455-2502

DIRECT DI
(212) 4

E-MAIL ADDRESS
TCRIDER@STBLAW.COM

VIA FEDEX

July 3, 2006

Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: PT MULTIMÉDIA – Serviços de Telecomunicações e Multimédia, SGPS., S.A. (**File No. 82-5059**) Furnishes Information Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934, as Amended

Dear Mr. Dudek:

On behalf of our client, PT MULTIMÉDIA – Serviços de Telecomunicações e Multimédia, SGPS., S.A. (the "Company"), a subsidiary of Portugal Telecom, SGPS, S.A., we are furnishing this letter and the enclosed information pursuant to Rule 12g3-2(b) (the "Rule") under the U.S. Securities Exchange Act of 1934 (the "Exchange Act"). The Company has previously furnished information to the Commission pursuant to the Rule since March 2000.

Enclosed with this letter as Annex A is a list of materials provided pursuant to paragraph (b)(1)(iii) of the Rule. These materials comprise English-language translations, versions, summaries or brief descriptions (as required by paragraph (b)(4) of the Rule) of the information described in paragraph (b)(1)(i) of the Rule that the Company has made public, filed or distributed since November 2, 2005, the date of the last communication made public by the Company that was furnished to the Commission pursuant to the Rule.

The information and documents enclosed with this letter are being furnished on the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

We would appreciate your returning one copy of this letter to us, stamped with the date of receipt, in the enclosed self-addressed envelope.

Please do not hesitate to contact the undersigned (212-455-2664) or John C. Ericson (212-455-3520) of this firm if you have any questions or require any further information.

Sincerely,

S. Todd Crider

Enclosures

ANNEX A

Date	Material Provided	Exhibit
18-Nov-05	English-language summary of Notice of Qualified Shareholding	1
18-Nov-05	English-language summary of Notice of Qualified Shareholding.....................	2
06-Jan-06	English-language summary of Notice of Qualified Shareholding.....................	3
08-Feb-06	Press release entitled "Board of Directors informs on public tender offer"[1]	4
14-Feb-06	English-language summary of the public notice as to the resignation of Miguel Galvão Teles	5
06-Mar-06	Response of the Company to the preliminary announcement of a tender offer for ordinary shares of the Company by Sonaecom–SGPS, S.A. and Sonaecom, B.V.[2]..	6
06-Mar-06	2005 Full Year Audited Results Earnings Release...	7
06-Mar-06	Public notice of the shareholders' meeting held on April 19, 2006 and proposals referred to in Items 1, 4, 7 (I), 7 (II), 8, 9, 10 and 11 of the agenda....	8
06-Mar-06	Brief description of the unconsolidated annual report and financial statements for 2005[3]	-
06-Mar-06	Consolidated Annual Report and Financial Statements for 2005[4]...............	-
10-Mar-06	English-language summary of the public notice as to the resignation of José Augusto Castelhano Nunes Egreja	9
03-Apr-06	Additional proposal in connection with the shareholders' meeting held on April 19, 2006 referred to in Item 5 of the agenda, and the Corporate Bodies Remuneration Policy (exhibit to item 11 of the agenda)..................................	10
04-Apr-06	Additional proposals in connection with the shareholders' meeting held on April 19, 2006 referred to in Items 6, addendum to 7 (I), addendum to 7 (II) of the agenda..	11
19-Apr-06	Press release entitled "PT Multimedia informs on the Shareholders General Meeting"[5]	12
19-Apr-06	Press release entitled "PT Multimedia Annual General Shareholders'	13

[1] Previously filed with the Commission by Portugal Telecom under cover of Schedule 14D-9C in connection with the tender offer for ordinary shares of Portugal Telecom by Sonae, SGPS, S.A. and its affiliates (the "PT Tender Offer").

[2] Previously filed with the Commission by Portugal Telecom under cover of Schedule 14D-9C in connection with the PT Tender Offer.

[3] To be furnished at the time that the translated Consolidated Annual Report and Financial Statements for 2005, mentioned below, is furnished to the Commission.

[4] Translation pending. To be furnished following completion of translation.

[5] Previously filed with the Commission by Portugal Telecom under cover of Schedule 14D-9C in connection with the PT Tender Offer.

Date	Material Provided	Exhibit
	Meeting approves cash dividend of Euro 0.275 per share and the increase followed by the reduction of the Company's share capital"[6]	
02-May-06	Public notice of the dividend payment for 2005	14
12-May-06	Public notice of share capital increase	15
17-May-06	Public notice of the composition of the Board of Directors and Executive Committee	16
18-May-06	First quarter 2006 earnings release	17
30-Jun-06	Public notice of share capital reduction...	18

6 Previously filed with the Commission by Portugal Telecom under cover of Schedule 14D-9C in connection with the PT Tender Offer.

EXHIBIT 1

Summary of information on shareholder interest dated November 18, 2005

The Company disclosed information on recent transactions involving acquisitions and sales of voting shares of the Company by Banco Espírito Santo, S.A. (BES) and companies controlled by it or which make part of its group, as follows:

- On November 7, 2005, sale of 120,000 shares by the *Fundos de Pensões BES* (BES Pension Funds) administered by ESAF – ES Fundos de Pensões, S.A., and acquisition of 1,664 shares by ESAF – Espírito Santo Gestão de Patrimónios, S.A. for discretionary management clients; and

- On November 16, 2005, sale of 6,162,680 shares by the *Fundos de Pensões BES*, and acquisition of 304 shares by ESAF – Espírito Santo Gestão de Patrimónios, S.A. for discretionary management clients.

The Company further informed that after the aforementioned transactions, BES became the holder of the following shareholder interests and voting rights:

Company	Shares	% Voting Rights
BES, S.A.	23,505,261	7.60
ESAF – E.S. FIM (Securities Investment Funds)	259,813	0.08
ESAF – E.S.G. Patrimónios	81,148	0.03
ESAF – E.S. Fundos de Pensões (Pension Funds)	1,155	0.00
BES Management	111,270	0.04
TOTAL	23,958,647	7.75

EXHIBIT 2

Summary of information on shareholder interest dated November 30, 2005

The Company disclosed information on recent transactions involving acquisitions and sales of voting shares of the Company by Banco Espírito Santo, S.A. (BES) and companies controlled by it or which make part of its group, as follows:

- On November 30, 2005, sale of 15,460,000 shares by BES, and acquisition of 15,166,500 shares by ESAF – E.S. Fundos de Pensões, S.A., of which 14,346,500 shares were acquired on account of the BES pension fund, 200,000 for the BIC pension fund, and 620,000 for the GES open pension fund.

The Company further informed that after the aforementioned transactions, BES became the holder of the following shareholder interests and voting rights:

Company	Shares	% Voting Rights
BES, S.A.	8,045,261	2.60
ESAF – E.S. FIM (Securities Investment Funds)	259,813	0.08
ESAF – E.S.G. Patrimónios	83,348	0.03
ESAF – E.S. Fundos de Pensões (Pension Funds)		
BES Pension Fund	14,346,500	4.64
Others	821,155	0.27
BES Management	111,270	0.04
TOTAL	23,667,347	7.66

EXHIBIT 3

Summary of information on shareholder interest dated January 6, 2006

The Company disclosed information on recent transactions involving acquisitions and sales of voting shares of the Company by Banco Espírito Santo, S.A. (BES) and companies controlled by it or which make part of its group, as follows:

- On January 4, 2006, sale of 84,000 shares by the Securities Investment Funds administered by ESAF – E.S. Fundo de Investimento Mobiliário S.A.

The Company further informed that after the aforementioned transactions, BES became the holder of the following shareholder interests and voting rights:

Company	Shares	% Voting Rights
BES, S.A.	8,051,331	2.60
ESAF – E.S. FIM (Securities Investment Funds)	157,913	0.08
ESAF – E.S.G. Patrimónios	85,816	0.03
ESAF – E.S. Fundos de Pensões (Pension Funds)	15,167,394	4.91
BES Management	111,270	0.04
TOTAL	23,573,724	7.63

EXHIBIT 5

Summary of the public notice as to the resignation of Miguel Galvão Teles

The Company informed that Mr. Miguel Galvão Teles resigned from the position of presiding officer for the Company's general shareholder meetings.

EXHIBIT 9

Summary of the public notice as to the resignation of José Augusto Castelhano Nunes Egreja

The Company informed that Mr. José Augusto Castelhano Nunes Egreja resigned from the position of non-executive member of the Board of Directors.

ANNEX A

Date	Material Provided	Exhibit
18-Nov-05	English-language summary of Notice of Qualified Shareholding	1
18-Nov-05	English-language summary of Notice of Qualified Shareholding	2
06-Jan-06	English-language summary of Notice of Qualified Shareholding	3
08-Feb-06	Press release entitled "Board of Directors informs on public tender offer"[1]	4
14-Feb-06	English-language summary of the public notice as to the resignation of Miguel Galvão Teles	5
06-Mar-06	Response of the Company to the preliminary announcement of a tender offer for ordinary shares of the Company by Sonaecom–SGPS, S.A. and Sonaecom, B.V.[2]	6
06-Mar-06	2005 Full Year Audited Results Earnings Release	7
06-Mar-06	Public notice of the shareholders' meeting held on April 19, 2006 and proposals referred to in Items 1, 4, 7 (I), 7 (II), 8, 9, 10 and 11 of the agenda	8
06-Mar-06	Brief description of the unconsolidated annual report and financial statements for 2005[3]	-
06-Mar-06	Consolidated Annual Report and Financial Statements for 2005[4]	-
10-Mar-06	English-language summary of the public notice as to the resignation of José Augusto Castelhano Nunes Egreja	9
03-Apr-06	Additional proposal in connection with the shareholders' meeting held on April 19, 2006 referred to in Item 5 of the agenda, and the Corporate Bodies Remuneration Policy (exhibit to item 11 of the agenda)	10
04-Apr-06	Additional proposals in connection with the shareholders' meeting held on April 19, 2006 referred to in Items 6, addendum to 7 (I), addendum to 7 (II) of the agenda	11
19-Apr-06	Press release entitled "PT Multimedia informs on the Shareholders General Meeting"[5]	12
19-Apr-06	Press release entitled "PT Multimedia Annual General Shareholders'	13

1 Previously filed with the Commission by Portugal Telecom under cover of Schedule 14D-9C in connection with the tender offer for ordinary shares of Portugal Telecom by Sonae, SGPS, S.A. and its affiliates (the "PT Tender Offer").

2 Previously filed with the Commission by Portugal Telecom under cover of Schedule 14D-9C in connection with the PT Tender Offer.

3 To be furnished at the time that the translated Consolidated Annual Report and Financial Statements for 2005, mentioned below, is furnished to the Commission.

4 Translation pending. To be furnished following completion of translation.

5 Previously filed with the Commission by Portugal Telecom under cover of Schedule 14D-9C in connection with the PT Tender Offer.

6 Previously filed with the Commission by Portugal Telecom under cover of Schedule 14D-9C in connection with the PT Tender Offer.

EXHIBIT 1

Summary of information on shareholder interest dated November 18, 2005

The Company disclosed information on recent transactions involving acquisitions and sales of voting shares of the Company by Banco Espírito Santo, S.A. (BES) and companies controlled by it or which make part of its group, as follows:

- On November 7, 2005, sale of 120,000 shares by the *Fundos de Pensões BES* (BES Pension Funds) administered by ESAF – ES Fundos de Pensões, S.A., and acquisition of 1,664 shares by ESAF – Espírito Santo Gestão de Patrimónios, S.A. for discretionary management clients; and

- On November 16, 2005, sale of 6,162,680 shares by the *Fundos de Pensões BES*, and acquisition of 304 shares by ESAF – Espírito Santo Gestão de Patrimónios, S.A. for discretionary management clients.

The Company further informed that after the aforementioned transactions, BES became the holder of the following shareholder interests and voting rights:

Company	Shares	% Voting Rights
BES, S.A.	23,505,261	7.60
ESAF – E.S. FIM (Securities Investment Funds)	259,813	0.08
ESAF – E.S.G. Patrimónios	81,148	0.03
ESAF – E.S. Fundos de Pensões (Pension Funds)	1,155	0.00
BES Management	111,270	0.04
TOTAL	23,958,647	7.75

EXHIBIT 2

Summary of information on shareholder interest dated November 30, 2005

The Company disclosed information on recent transactions involving acquisitions and sales of voting shares of the Company by Banco Espírito Santo, S.A. (BES) and companies controlled by it or which make part of its group, as follows:

- On November 30, 2005, sale of 15,460,000 shares by BES, and acquisition of 15,166,500 shares by ESAF – E.S. Fundos de Pensões, S.A., of which 14,346,500 shares were acquired on account of the BES pension fund, 200,000 for the BIC pension fund, and 620,000 for the GES open pension fund.

The Company further informed that after the aforementioned transactions, BES became the holder of the following shareholder interests and voting rights:

Company	Shares	% Voting Rights
BES, S.A.	8,045,261	2.60
ESAF – E.S. FIM (Securities Investment Funds)	259,813	0.08
ESAF – E.S.G. Patrimónios	83,348	0.03
ESAF – E.S. Fundos de Pensões (Pension Funds)		
BES Pension Fund	14,346,500	4.64
Others	821,155	0.27
BES Management	111,270	0.04
TOTAL	23,667,347	7.66

EXHIBIT 3

Summary of information on shareholder interest dated January 6, 2006

The Company disclosed information on recent transactions involving acquisitions and sales of voting shares of the Company by Banco Espírito Santo, S.A. (BES) and companies controlled by it or which make part of its group, as follows:

- On January 4, 2006, sale of 84,000 shares by the Securities Investment Funds administered by ESAF – E.S. Fundo de Investimento Mobiliário S.A.

The Company further informed that after the aforementioned transactions, BES became the holder of the following shareholder interests and voting rights:

Company	Shares	% Voting Rights
BES, S.A.	8,051,331	2.60
ESAF – E.S. FIM (Securities Investment Funds)	157,913	0.08
ESAF – E.S.G. Patrimónios	85,816	0.03
ESAF – E.S. Fundos de Pensões (Pension Funds)	15,167,394	4.91
BES Management	111,270	0.04
TOTAL	23,573,724	7.63



RELEASE

Board of Directors informs on public tender offer

Lisbon, Portugal, 8 February 2006 – The Board of Directors met today to review the terms of the preliminary tender offer announcement, which was unsolicited and hence hostile, over PT Multimedia (PTM).

Following the information on the preliminary announcement, PTM's Board considers that the offer:

> does not outline a strategy or long term vision for PTM;

> implies a high degree of uncertainty as it is conditional upon the success of the offer for Portugal Telecom shares. Additionally, there may be eventual anti-trust and regulatory restrictions with significant impact on both PTM and its shareholders;

> limits, or seeks to limit, PTM's management flexibility, well in excess of what is determined under Portuguese law, in a highly competitive and dynamic sector, which demands a high level of investment.

The Board of Directors is of the opinion that the value of PTM is considerably higher than that of the offer price, which was below the share price at the time of announcement, and will inform the company's shareholders of its response once a formal offer document has been posted. In the meantime, shareholders are strongly advised to wait for the Board's recommendations to be issued in due course.

Contacts: Luís Pacheco de Melo, Chief Financial Officer
lmelo@pt-multimedia.pt
Tel.: +351.21.7824725
Fax: +351.21.7824735

Except for historic information contained herein, this press release contains certain forward looking statements which involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by these statements. These risks and uncertainties include, among others, the continued use by subscribers of PT Multimedia's services, technological changes and competition, as well as other factors detailed from time to time in PT Multimedia's filings with the Portuguese Securities and Exchange Commission.

Investors in PTM's parent company, Portugal Telecom, SGPS, S.A. ("PT"), are urged to read PT's Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed by PT with the U.S. Securities and Exchange Commission (the "SEC"), as it will contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by PT with the SEC are available without charge from the SEC's website at www.sec.gov and at PT's principal executive offices in Lisbon, Portugal.

PT Multimedia is listed on the Euronext Stock Exchange. Information may be accessed on the Reuters under the symbol PTMN.IN and on Bloomberg under the symbol PTM PL.

EXHIBIT 5

Summary of the public notice as to the resignation of Miguel Galvão Teles

The Company informed that Mr. Miguel Galvão Teles resigned from the position of presiding officer for the Company's general shareholder meetings.



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PT-Multimédia - Serviços de Telecomunicações e Multimédia, SGPS, S.A.
Public Company
Registered Office: Av. 5 de Outubro, no. 208, Lisbon
Legal Entity: 504 453 513
Share Capital: 77.274.207 Euros
Registered with: Lisbon Commercial Registry Office under no. 8357

Letter to the owners of PT Multimedia

6 March 2006

Dear Shareholder,

On 7 February 2006, Sonaecom—SGPS, S.A. and Sonaecom, BV (hereinafter named jointly as "Sonaecom") made a preliminary announcement of an unsolicited tender offer (the "Offer") for your company. Having carefully reviewed the draft offer announcement and the draft prospectus (the "Offer Documents"), the Board of Directors (the "Board") of PT Multimédia—Serviços de Telecomunicações e Multimédia, SGPS, S.A. ("PTM" or the "Company") believes that the Offer undervalues the Company and is, therefore, not in your best interest as a shareholder of PTM. Accordingly, this letter and the accompanying presentation provide the principal arguments setting out the basis on which your **Board recommends that you reject the Offer**, notably:

1) Sonaecom's Offer undervalues PTM and does not attempt to offer shareholders a fair price;

2) Sonaecom characterises the Offer as mandatory, but is avoiding the minimum offer price required under the Portuguese Securities Code, which is expected to be higher than the price of the Offer; and

3) Sonaecom does not present a strategy or plan for PTM in the Offer Documents.

Sonaecom's Offer does not reflect PTM's current strong strategic position and attractive future prospects.

In the United States, Portugal Telecom, SGPS, S.A. ("Portugal Telecom" or "PT"), the parent company of PTM will file a *Solicitation/Recommendation Statement on Schedule 14D-9* with the *U.S. Securities and Exchange Commission* (the "SEC") following commencement of a tender offer within the meaning of *Rule 14d-2* under the Securities Exchange Act of 1934, as amended. Investors are urged to read PT's *Solicitation/Recommendation Statement on Schedule 14D-9* when it becomes available, as it will contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by PT with the SEC are available without charge from the SEC's website at www.sec.gov and at PT's principal executive offices in Lisbon, Portugal.



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WHY YOU SHOULD REJECT THE OFFER

Sonaecom's Offer undervalues PTM and does not attempt to offer shareholders a fair price

1) The Offer price represents a 6% discount to the pre-announcement price:

Sonaecom's Offer versus PTM share price performance over the last six months



PTM price range (€)
11.0
10.0
9.0
8.0
7.0
Sonaecom Offer = €9.03
6-Feb
Undisturbed price =
€9.62
Sep-05
Oct-05
Nov-05
Dec-05
Jan-06
Feb-06
Mar-06

2) The Offer is significantly below the average of the price targets for PTM published by equity analysts prior to the Offer, which do not include any control premium:

Sonaecom's Offer versus equity analyst price targets



Premium/(discount) to Sonaecom Offer (%)
(7.6)
–
9.6
10.7
10.7
11.8
18.5
9.0
Price target (€)
12
10
8
6
4
8.34
9.03
9.90
10.00
10.00
10.6
10.70
9.83
Broker
Grupo Santander
Sonaecom offer
BPI
UBS
Lisbon Brokers
Banif Investment
BCP Investimento
Average
Date
3-Nov-05
7-Feb-06
20-Jan-06
16-Jan-06
4-Jan-05
29-Aug-05
18-Nov-05

3) Sonaecom characterises the Offer as mandatory, and is therefore stating that the Offer price has been determined on the basis of a six month historical weighted average price for PTM rather than on a fair assessment of the value of the Company. This is clearly inconsistent with the valuation methodology Sonaecom used in its offer for Portugal Telecom, which suggests that Sonaecom is not extending the same treatment to the PTM minority shareholders as to the Portugal Telecom shareholders.


P
T

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Sonaecom is not offering a control premium for your shares. This is inconsistent with market practice, where bidders acquiring control of public companies offer a premium to the target's trading price in order to reflect strategic benefits of control. When assessing Sonaecom's Offer price, shareholders should compare the Offer premium with the premia paid in relevant precedent transactions as set out below:

Premia paid on relevant transactions compared to the Offer premium


Premium/(discount) to 1 day%
50
40
30
20
10
0
(10)
45.0
28.0
(6.1)
Portuguese unsolicited offers
European cable, telecoms and Pay TV average
Sonaecom offer for PTM

<u>Sonaecom characterises the Offer as mandatory, but is avoiding the minimum offer price required under the Portuguese Securities Code, which is expected to be higher than the price of the Offer</u>

The Board of Directors has received a legal opinion confirming that Sonaecom's Offer for PTM does not follow the minimum offer price rule under the Portuguese Securities Code. Sonaecom incorrectly argues that the six month reference period for the minimum offer price has been triggered by the preliminary announcement of the Offer. The mandatory offer, and hence the minimum offer price reference period, is only triggered upon the completion of the acquisition by Sonaecom of over one third or one half of PTM's voting rights under Article 20 of the Portuguese Securities Code, as explained below:

1) Under the Portuguese Securities Code, the legal obligation to launch a mandatory offer arises only when an acquirer, directly or indirectly, passes one of the above mentioned legal thresholds. Sonaecom, which currently does not hold any voting rights for PTM or Portugal Telecom, has not exceeded any of the legal thresholds and therefore has not at this time legally triggered a mandatory offer requirement;

2) Sonaecom has stated that the launch of the Offer for PTM is conditional upon Sonaecom's owning at least 50.01% of PTM's voting rights, i.e., only if Sonaecom is able to complete the takeover offer for Portugal Telecom;

3) Thus, the announced Offer for PTM does not currently fall under the rules for a mandatory takeover under the Portuguese Securities Code and a mandatory offer will only be triggered upon the completion of the takeover offer for Portugal Telecom, if achieved;

4) In a mandatory offer, the offeror is required to offer the higher of: (i) the highest price paid by the offeror in the six months prior to the legal requirement to launch the mandatory offer, and (ii) the weighted average share price in that same period;

5) The minimum price legally required to be offered by Sonaecom should therefore be the weighted average price of the shares for the six months immediately prior to the completion of the acquisition of at least 50.01% of the voting rights of PTM (i.e. following completion of the takeover of Portugal Telecom), and not prior to the date of the announcement of the possible



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offer. Sonaecom should not be allowed to unlawfully offer a price below the minimum legal requirement;

6) For example, if the PTM share price of €10.35 as at close on 3 March 2006 were to remain at the same level for six months and Sonaecom launched the mandatory offer six months from this date, the minimum legally acceptable offer price would be €10.35.

In addition, in the event that Sonaecom is able to acquire over 90% of PTM's voting rights and uses the squeeze-out mechanism under the Portuguese Securities Code to acquire the remaining PTM minority shares, Sonaecom would be legally required to pay the higher of: (i) the highest price paid by Sonaecom in the six months prior to the squeeze-out, and (ii) the weighted average price of PTM shares in the six months prior to the squeeze-out being undertaken.

Furthermore, by pre-empting the mandatory offer requirements at a moment when it is not under a legal duty to launch a mandatory offer, Sonaecom is attempting to impose limitations on PTM's management for an unjustifiably long period.

Sonaecom does not present a strategy or plan for PTM in its Offer Documents

Sonaecom in its Offer Documents does not outline any coherent strategy for PTM. The Offer Documents provide minimal information on how it will refinance this acquisition. Any financial constraints are likely to impair PTM's ability to invest in the network and in the roll-out of innovative services for its customers.



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PTM IS A STRATEGIC ASSET WITH A CLEARLY DEFINED GROWTH STRATEGY

PTM has a leading position in the Portuguese Pay-TV and is number two in the broadband access market

Through CATVP—Televisão por Cabo, S.A., PTM is the leading Pay-TV operator with 1,479 thousand Pay-TV customers and 83% market share in subscriber terms. Through its brand "Netcabo', PTM is the number two broadband internet access provider in Portugal with 348 thousand broadband customers, and a 29% market share.

PTM is well positioned to seize a substantial share of the continuing growth in the Portuguese Pay-TV market

Portugal still has significant upside in Pay-TV penetration. PTM has several key advantages that makes it best positioned to seize a substantial share of the additional growth in the market. Its cable network coverage should increase from the current 70%+ of homes passed to as much as 85%+ by the end of 2007. Additionally, PTM also owns a DTH platform in Portugal. Through these two platforms, PTM covers 100% of Portuguese households. Furthermore, PTM has a strong advantage given its scale, well established brands and high density of distribution networks.

PTM has further potential to increase revenues per subscriber

PTM's current ARPU is lower than in a number of other European markets. PTM has further room to increase ARPU through the migration of its subscriber base to higher tier packages. Additionally, take-up of premium channels by PTM cable customers is low relative to other European markets, thus providing significant room for growth.

PTM has the opportunity to increase its broadband subscriber base

Although broadband penetration over PC households in Portugal is one of the highest in Europe, expansion of PC penetration, one of the lowest in Europe, should provide room for future growth. In addition, leading cable operators in European countries and the US show penetration rates over their total customer base of up to 53%, suggesting significant upside potential for PTM, which stands at a 32% penetration level.

PTM has yet to tap the voice opportunity

PTM is planning the commercial launch of VoIP in late Q3 2006, subject to regulatory approval. There is significant potential for growth in additional voice revenues, as well as for improving Pay-TV and broadband penetration and reducing churn.

PTM's infrastructure will support continuous introduction of additional innovative services with better quality and at competitive prices

Continued investment in its network and information systems, which over the last three years amounted to €286 million, has enabled PTM to offer high speed broadband and digital Pay-TV services to more than 2.6 million homes. During the course of 2006 and 2007, the network will be expanded further to cover 3.2 million homes whilst the implementation of fibre to the hub architecture will enable the improvement in the quality of service and the roll out of new interactive services.



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PTM is well positioned to continue growing EBITDA

PTM has delivered consistent revenue, EBITDA and cash flow growth over the past four years. PTM is well positioned to continue to deliver growth given the revenue opportunities outlined above. Top line growth would result in higher absorption of fixed costs. Moreover, a number of incremental revenue opportunities such as Pay-TV ARPU increases, further broadband penetration and the impact of triple play, including voice revenues and reduction of churn rates, carry relatively low marginal costs and thus should lead to margin expansion in the future.

PTM is committed to maintaining high levels of shareholder remuneration

PTM has invested over €300 million in its business over the last three years in order to develop a strong platform for growth in number of customers and quality of service. In parallel, PTM has been increasing its cash flow generation and has consistently demonstrated strong commitment to shareholder remuneration.

In 2005, PTM paid a dividend of €77.3 million (compared to €12.6 million in 2004) and undertook a €91.5 million share buy-back, providing total shareholder remuneration for 2005 of €168.8 million. In 2006, the proposed dividend to be paid in relation to fiscal year 2005 earnings will amount to €85.0 million (€0.275 per share, a 10% increase over dividends per share paid in 2004). This is equivalent to a 2.8% dividend yield based on PTM's market capitalisation as of 31 December 2005.

Furthermore, in its last meeting, and in light of 2005 results and the existing distributable reserves, the Board agreed to submit to the next annual general shareholders meeting a proposal for a capital increase through the incorporation of reserves followed by a capital reduction. Upon completion of these transactions, distributable reserves are expected to increase by €220 million, resulting in total distributable reserves of approximately €300 million after the payment of the proposed 2005 dividend. PTM continues to be committed to returning cash to shareholders, and aligning management and employee compensation with shareholder interests and returns.

Recommendation

Your Board believes that Sonaecom's Offer undervalues the Company. In addition, the Offer does not present a strategy or plan for the future development of PTM.

Your Board is committed to maximising shareholder value and believes that PTM's clearly defined business strategy, prospects and sharp focus on execution will continue to deliver superior shareholder value.

Your Board firmly believes that the Offer is inadequate and strongly recommends that you reject the Offer.

Yours Sincerely,

Miguel Horta e Costa
Chairman of the Board

Zeinal Bava
Chief Executive Officer



Multimedia

This communication includes statements that constitute "forward-looking statements." These statements are based on the beliefs and assumptions of our management and on information available to management at the time such statements were made. Forward-looking statements include, but are not limited to: (a) information concerning possible or assumed future results of our operations, earnings and industry conditions; (b) information or statements concerning potential disadvantages of the tender offer; and (c) statements that are preceded by, followed by or include the words "believes," "expects," "anticipates," "intends," "is confident," "plans," "estimates," "may," "might," "could," "would," the negatives of such terms or similar expressions.

Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Although we make such statements based on assumptions that we believe to be reasonable, there can be no assurance that actual results will not differ materially from our expectations. Many of the factors that will determine these results are beyond our ability to control or predict. We do not intend to review or revise any particular forward-looking statements referenced in this communication in light of future events or to provide reasons why actual results may differ. Investors are cautioned not to put undue reliance on any forward-looking statements.

Any of the following important factors, and any of those important factors described in PT's Annual Report on Form 20-F for the year ended December 31, 2004 or in other of PT's SEC filings, among other things, could cause our results to differ from any results that might be projected, forecast or estimated by us in any such forward-looking statements:

— material adverse changes in economic conditions in Portugal;

— risks and uncertainties related to regulation;

— actions of our competitors;

— the development and marketing of new products and services and market acceptance of such products and services; and

— the adverse determination of disputes under litigation.

This communication is not for publication, release or distribution in any jurisdiction where it would otherwise be prohibited.



Multimedia

Appendix: Sources and Bases

1. General

1.1 Unless otherwise stated in this document, share price data is sourced from FactSet, Datastream or Bloomberg.

1.2. Unless otherwise stated, the financial information concerning PTM has been extracted from the Q4 Press Release, other published interim and annual reports and accounts of PTM for the relevant periods and other information made publicly available by PTM.

1.3. Unless otherwise stated, information contained in this document regarding market position, sector, division and product analysis, comparable companies and precedent transactions is based on PTM's management estimates and calculations sourced from publicly available information.

2. Page references

The relevant bases of calculation and sources of information are provided below in the order in which the relevant information appears in this document and by reference to page numbers in this document. Where such information is repeated in any of the documents, the underlying bases and sources are not repeated.

Page 2

The sources for equity analyst price targets are equity research reports, Bloomberg and Datastream.

Page 3

The premium for Portuguese transactions is calculated as the average premia paid in selected unsolicited takeover bids in Portugal with a transaction value above €500 million. The sample of precedent transactions has been chosen based on the comparability of the transaction and includes the following:

Date	Target	Acquiror
06/15/00	Cimpor	Investor Group
07/19/99	BPSM	BCP
07/19/99	Mundial Confiança	BCP

Precedent European cable, telecoms and Pay-TV transactions include those since 1 January 2004 with a deal value larger than €500 million. The sample of precedent transactions has been chosen based on the comparability of the transaction and includes the following:

Date	Target	Acquiror
31/10/05	O2	Telefónica
30/11/05	TDC	Nordic Telephone
03/10/05	Telewest Global	NTL
05/12/05	Virgin Mobile Holdings(UK)	NTL
04/04/05	TIM Hellas Telecommunications	Troy GAC Telecom
17/07/05	Versatel Telecom International	Tele2
14/09/04	Song Networks Holding	TDC
02/11/05	Sogecable	PRISA



Multimedia

Page 5

PTM's Pay TV market share calculation is based on 1,479 thousand TV Cabo subscribers compared with estimated total subscribers of 300 thousand for the remaining competition. PTM's broadband market share is based on 348 thousand broadband customers compared with an estimated total of 860 thousand for the remaining competition. Netcabo is the number 2 broadband supplier based on subscriber numbers. All these estimates were produced by the PTM management team.

The network coverage of PTM's cable network is based on an estimated 3,655 thousand total TV households and 2,666 thousand homes passed and an expansion of coverage as per PTM expansion plan.

PTM currently generates an ARPU level of €20.6 and €26.7 on its cable and satellite businesses, respectively. The relative ARPU level of PTM has been reviewed against selected comparable companies across Europe. The following sources form the basis of this comparison:

- Premiere: €22.4 (Oppenheimer Equity Research as of 17 February 2006, page 10)
- NTL: £18.92 (UBS Equity Research as of 30 January 2006, page 13)
- Sky: £32 (2005 Annual Report, page 13)
- ONO: €24.2 (2004 Annual Report, page 43)
- Digital+: €46.8 (Deutsche Bank Equity Research as of 16 February 2006, page 6)

Take up rates for premium channels as per PTM's company information and market estimates.

Broadband penetration calculated for Portugal based on an estimated 3,655 thousand total households and an estimated 1,207 thousand broadband subscribers. Average for Western Europe is sourced from the following research report by Merrill Lynch: "The risks of a low market share in broadband", 11 January 2006.

The market data on penetration of PC households in Portugal and Europe, as well as the data relating to the expansion of PC penetration, are sourced from the following research report by Merrill Lynch: "The risks of a low market share in broadband", 11 January 2006.

Comparison with other leading cable operators in Europe and the United States with respect to the broadband penetration over total customers is sourced and/or calculated as follows:

- PTM: 32% (broadband subscribers of 348 thousand divided by cable customers of 1,090 thousand)
- NTL: 52% (broadband subscribers of 1720.6 thousand divided by total customers of 3,315.4 thousand; Q3/2005 report, page 54)
- Telenet: 32% (broadband subscribers of 576 thousand divided by total customers of 1,810 thousand; Q3/2005 report, page 31)
- Liberty Global Western Europe: 22% (Morgan Stanley Equity Research on Liberty Global 7/2/2006, page 33)
- Comcast: 38% (Morgan Stanley Equity Research Note 6/2/2006 on Comcast, page 21)
- Cablevision: 53%, (Morgan Stanley Equity Research Note 13/1/2006 on Cablevision, page 39)


P
T

Multimedia

Definitions:

DTH—*Direct-to-Home*

ARPU—*Average Revenue per User*

PVR—*Personal Video Recorder*

HDTV—*High Definition Television*

VoD—*Video on Demand*

VoIP—*Voice over Internet Protocol*

PT Multimedia
Response to Sonaecom's Offer

Offer Undervalues PTM

No Premium Offered

PTM Will Continue to Deliver Growth

Reject Sonaecom's Offer

6 March 2006


P T

Multimedia

Board of Directors Report

PT-Multimédia - Serviços de Telecomunicações e Multimédia, SGPS, SA

Public Company
Registered Office: Av. 5 de Outubro, no. 208, Lisbon
Legal Entity: 504 453 513
Share Capital: 77,274,207 Euros
Registered with: Lisbon Commercial Registry Office
under no. 8357

Pursuant to and for the purposes of paragraph 1 of article 181, of the Portuguese Securities Code, the Board of Directors of PT-Multimédia - Serviços de Telecomunicações e Multimédia, SGPS, S.A. (hereinafter "PTM" or the "Company"), after a careful analysis of the draft offer announcement and the draft prospectus relating to the public tender offer for the acquisition of all shares of PTM launched by SONAECOM - SGPS, S.A., public company, with registered office at Lugar do Espido, Via Norte, Maia, legal entity no. 502 028 351, registered with the Maia Commercial Registry Office under no. 45 466, share capital 296,526,868 Euros and SONAECOM, BV, with registered office at De Boelelaan, 7, 1083 HJ, Amsterdam, Netherlands, registered with the Amsterdam Commerce Chamber under no. 34 243 137, share capital of 100,000 Euros (the Offerors will be hereinafter jointly referred as "Sonaecom"), which was preliminarily announced on February 7th, 2006, hereby submits its report on the opportunity and the conditions of the Offer, as follows:


P
T

Multimedia

Important Notice

Board Report

See sources and bases of information presented.

In the United States, Portugal Telecom, SGPS, S.A. ("Portugal Telecom" or "PT"), the parent company of PTM, will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the U.S. Securities and Exchange Commission (the "SEC") following commencement of a tender offer within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934, as amended. Investors are urged to read PT's Solicitation/Recommendation Statement on Schedule 14D-9 when it becomes available, as it will contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by PT with the SEC are available without charge from the SEC's website at www.sec.gov and at PT's principal executive offices in Lisbon, Portugal.

This communication includes statements that constitute "forward-looking statements." These statements are based on the beliefs and assumptions of our management and on information available to management at the time such statements were made. Forward-looking statements include, but are not limited to: (a) information concerning possible or assumed future results of our operations, earnings and industry conditions; (b) information or statements concerning potential disadvantages of the tender offer; and (c) statements that are preceded by, followed by or include the words "believes," "expects," "anticipates," "intends," "is confident," "plans," "estimates," "may," "might," "could," "would," the negatives of such terms or similar expressions. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Although we make such statements based on assumptions that we believe to be reasonable, there can be no assurance that actual results will not differ materially from our expectations. Many of the factors that will determine these results are beyond our ability to control or predict. We do not intend to review or revise any particular forward-looking statements referenced in this communication in light of future events or to provide reasons why actual results may differ. Investors are cautioned not to put undue reliance on any forward-looking statements.

Any of the following important factors, and any of those important factors described in PT's Annual Report on Form 20-F for the year ended December 31, 2004 or in other of PT's SEC filings, among other things, could cause our results to differ from any results that might be projected, forecast or estimated by us in any such forward-looking statements:

- material adverse changes in economic conditions in Portugal;
- risks and uncertainties related to regulation;
- actions of our competitors;
- the development and marketing of new products and services and market acceptance of such products and services; and
- the adverse determination of disputes under litigation.

This communication is not for publication, release or distribution in any jurisdiction where it would otherwise be prohibited.


P T
Multimedia

The Offer is inappropriate

> The Offer does not attempt to provide fair value and is at a discount to market

> Sonaecom's €9.03 offer tries to circumvent the minimum share price requirement

> PTM is a strategic asset, hence it deserves a premium valuation

> PTM's management team is committed to delivering shareholder value and better services to customers

> Therefore the Offer is not in your best interest

Reject the Sonaecom offer


P T

Multimedia

The Offer is at a discount to market

Pre-Announcement Share Price Comparison

Offer does not represent a premium to market price


45%
28%
-6%
Portuguese unsolicited offers
European cable, telecoms and Pay TV average
Sonaecom offer for PTM

Offer at Discount to Equity Analysts' Price Targets

Discount to broker price targets prior to the Offer, which exclude any strategic premium


Premium to Sonaecom Offer (%)
(7.6)
-
9.6
10.7
10.7
11.4
18.5
8.9
8,34
9,03
9,90
10,00
10,00
10,06
10,70
9,83
Nov-05 Santander
7-Feb-06 Offer
Jan-06 BPI
Jan-06 UBS
Jan-05 Lisbon Brokers
Aug-05 Banif
Nov-05 Millennium
Average

Sonaecom proposes a discount and is not offering a premium to minority shareholders


P T

Multimedia

The Offer tries to circumvent the minimum share price requirement

> Sonaecom characterises the Offer as mandatory

> The Offer contravenes the minimum price rule for public mandatory offers

> In fact, Sonaecom's mandatory offer for PTM would only be triggered if Sonaecom acquired at least 50.01% of Portugal Telecom

> The mandatory offer price should be calculated **only after**, and if, Sonaecom acquires at least 50.01% of Portugal Telecom

> Therefore, the correct legal mandatory offer price is likely to be substantially higher than €9.03

> As an example, if Sonaecom's mandatory offer were legally triggered in six months time and if the current share price were to remain constant throughout the period, the legal minimum offer price would be €10.35

Sonaecom tries to circumvent legal requirements, aiming to lock in a lower price


PT
Multimedia

PTM will deliver higher value to shareholders


P T
Multimedia

PTM has an impressive track record of service and innovation


TV

> Launch of operations in a fully liberalised market in 1993
> More than 2.6 million homes passed
> DTH platform enabling 100% coverage of Portugal
> First to launch premium sports and movie channels, and first Portuguese news channels
> Significant investment in Portuguese content
> First to launch Digital TV and interactive services
> Full digitalisation of premium content by the end of 2Q06


Internet

> First to launch broadband access in Portugal
> First pre-paid broadband service
> Broadband portal with access to high quality premium content
> VoIP soft phones and remote PC helpdesk


New Services

> Network ready to offer VoIP
> Real VoD and HDTV trials underway
> PVRs being developed and expected to be offered in 2006
> Mobile TV offer to be launched soon

PTM will continue to drive the development of leading edge communication and entertainment services


P T

Multimedia

PTM has delivered strong operational performance...

Strong investment in network expansion...

Homes Passed ('000)


12%
2.390
2.666
2002
2005

...consistent growth in Pay-TV subscribers...

Pay TV Subscribers ('000)


13%
1.307
1.479
2002
2005

...as well as broadband subscriber growth

Broadband Subscribers ('000)


148%
140
348
2002
2005

PTM has a track record of strong operational performance


P T

Multimedia

... leading to impressive financial results...

PTM has demonstrated capacity for top line growth...


Revenues (€MM)
24%
507
628
2002
2005

...margin expansion...


EBITDA (€MM)
15%
31%
157%
76
195
2002
2005

...and shareholder returns


3 Year Total Share Return (%)
69%
17%
86%
Share Appreciation
Dividends + Buybacks
Total Share Return

PTM management committed to delivering operational growth and shareholder returns


P T

Multimedia

..and will continue delivering value through sharp focus on execution

Operational Performance Enhancement

- > Take advantage of significant growth opportunities for Pay-TV by building on current 48% penetration level
- > Increase ARPUs on Pay-TV by accelerating take up of digital and premium services and broadband access
- > Enhance take up of broadband by leveraging on network upgrades to improve quality of service and provide higher speeds
- > Fully capture growth potential of Pay-TV and broadband by launching VoIP and triple play offers which will underpin ARPU appreciation whilst reducing churn

Network and Systems Upgrade

- > Network upgrade for digital service and two way services largely completed
- > High capacity IP backbone is deployed to support internet services with speeds of up to 16 Mbps by year end
- > Further expand network to increase number of homes passed to 3.2 million, out of 3.7 million TV households in Portugal, by end of 2007
- > Implementation of a significant part of the fibre to the hub architecture, to be completed in 2006, to cover almost 75% of customer base and, allowing even higher bandwidth
- > Systems upgrade being completed, allowing for effective centralised management of customer information and faster deployment of new products and services
- > Evaluate launch of new promising technologies such as HDTV, wideband Docsis, Wimax, among others

Shareholder Commitments

- > Optimise capital structure and deliver attractive returns to shareholders
- > Foster EBITDA performance in the future through revenue growth and cost discipline
- > Align management and employee compensation with shareholder interests and returns

Management committed to providing better quality services to customers


P T

Multimedia

PTM has a bright future

> Best positioned to seize a substantial share of the expected growth in the Portuguese Pay-TV market

> Broadband subscriber base expected to grow significantly

> Capture the voice opportunity by launching VoIP in late third quarter 2006

> Scope to significantly increase revenues per subscriber underpinned by Pay-TV, premium content, interactive services and VoIP

> Continue to drive substantial growth in the future by providing its customers with leading edge and innovative services with superior quality and at competitive prices

PTM offers substantial upside and superior value


P T

Multimedia

This Offer is not in your best interest

> Offer at a discount to the market share price

> No premium for control

> Tries to circumvent legal requirements aiming to offer you a lower price

> Unclear in its strategy, objectives and goals for PTM

> Imposes limitations on PTM's management for an unjustifiably long period

PTM will continue to deliver value to all shareholders through its defined strategy and sharp execution

Reject the Offer


P T

Multimedia

Reject the Offer


P T

Sources and bases

Page 5

- The premium for Portuguese transactions is calculated as the average premia paid in comparable unsolicited takeover bids in Portugal with a transaction value above €500 million, from 1999 to 2004.
- Precedent European cable and Pay TV transactions include those since 1 January 2004 with a deal value larger than €500 million. Source: Thomson Financial/SDC from 2004 to 2005.

Page 6

- PTM share price as of close of market on 3 March 2006 was €10.35 (Source: Bloomberg)

Page 10

- Revenue and EBITDA figures pro forma for the disposal of the Media business in August 2005 and of PT – Multimédia.com – Serviços de Acesso à Internet, SGPS, S.A. in October 2002

Page 11

- Number of households with TV in Portugal: Source is National Institute of Statistics ("Instituto Nacional de Estatística")

Definitions:

- DTH: Direct-to-Home or Satellite
- ARPU: Average Revenue Per User
- PVR: Personal Video Recorder
- HDTV: High Definition Television
- VoD: Video on Demand
- VoIP: Voice over Internet Protocol


P T
Multimedia



RELEASE

RECEIVED
2006 JUL -5 P 2:01
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PT Multimedia
2005 Full Year Audited Results

Lisbon, Portugal, 6 March 2006 – PT Multimedia announced today its audited results for the year ended 31 December 2005.

Operating revenues increased by 5.0% y.o.y. in 2005 to Euro 628 million, underpinned by the growth in the Pay-TV customer base and broadband penetration. In the fourth quarter of 2005, operating revenues reached Euro 158 million.

EBITDA amounted to Euro 195 million, an increase of 9.2% y.o.y. and equivalent to an EBITDA margin of 31.1% for the year and 32.6% for the fourth quarter.

Net income for the period totalled Euro 112 million, compared to Euro 123 million in 2004. Excluding extraordinary non-recurring items, net income would have increased by 9.7%.

Capex increased by Euro 112 million in 2005 to Euro 186 million, and includes the capitalised cost of transponders and network capacity used in the Pay-TV business, which accounts for approximately 70% of the increase in the year.

EBITDA minus Capex totalled Euro 10 million in 2005, reflecting the increase in capex. Excluding non-cash items, EBITDA minus Capex totalled Euro 109 million, equivalent to 17.3% of operating revenues.

Net debt amounted to Euro 105 million at the end of the December 2005, a decrease of Euro 97 million from the end of 2004.

Table 1 – Financial Highlights

Euro million	4Q05	4Q04	y.o.y	q.o.q	2005	2004	y.o.y
Operating revenues	157.8	161.6	(2.3%)	(0.5%)	628.5	598.8	5.0%
Pay TV and broadband Internet	135.8	139.7	(2.7%)	(2.6%)	553.0	513.3	7.7%
Operating costs excluding D&A	106.3	114.5	(7.2%)	(4.1%)	433.2	420.0	3.1%
EBITDA (1)	51.5	47.1	9.4%	7.8%	195.3	178.8	9.2%
Income from operations	34.5	34.5	(0.0%)	8.8%	133.4	127.4	4.7%
Net income	16.2	65.1	(75.2%)	(68.8%)	111.7	122.9	(9.1%)
Capex	110.2	39.0	182.7%	n.m.	185.5	73.2	153.6%
Capex as % of revenues	69.8	24.1	45.7pp	57.4pp	29.5	12.2	17.3pp
EBITDA minus capex	(58.7)	8.1	n.m.	n.m.	9.8	105.6	(90.8%)
Net debt	104.9	202.0	(48.1%)	53.8%	104.9	202.0	(48.1%)
EBITDA margin (2) (%)	32.6	29.1	3.5pp	2.5pp	31.1	29.9	1.2pp
Net debt / EBITDA (x)	0.5	1.1	(0.6x)	0.2x	0.5	1.1	(0.6x)
EBITDA /net interest (x)	41.9	37.2	4.7x	9.5x	31.8	52.0	(20.2x)

(1) EBITDA = Income from Continued Operations + Depreciation and Amortisation.
(2) EBITDA Margin = EBITDA / Operating Revenues.

1. OPERATING HIGHLIGHTS

Table 2 – Key Performance Indicators [1]

	4Q05	4Q04	y.o.y	q.o.q	2005	2004	y.o.y
Pay TV and broadband Internet							
Homes passed ('000)	2.666	2.551	4,5%	1,5%	2.666	2.551	4,5%
Bi-directional (broadband enabled)	2.547	2.418	5,3%	1,7%	2.547	2.418	5,3%
Pay-TV customers [2,3] ('000)	1.479	1.449	2,1%	(0,4%)	1.479	1.449	2,1%
Cable	1.090	1.066	2,2%	(0,6%)	1.090	1.066	2,2%
Satelite	389	383	1,7%	0,2%	389	383	1,7%
Pay-TV net additions ('000)	(6)	10	n.m.	n.m.	30	54	(43,8%)
Cable	(7)	(2)	n.m.	n.m.	24	17	37,6%
Satelite	1	11	(93,2%)	n.m.	7	37	(81,9%)
Penetration rate of cable (%)	40,9%	41,8%	(0,9pp)	(0,9pp)	40,9%	41,8%	(0,9pp)
Premium subscriptions [3] ('000)	774	833	(7,1%)	(2,9%)	774	833	(7,1%)
Pay to basic ratio (%)	52,3%	57,5%	(5,1pp)	(1,3pp)	52,3%	57,5%	(5,1pp)
Cable broadband accesses ('000)	348	305	14,1%	2,0%	348	305	14,1%
Cable broadband net additions ('000)	7	21	(67,9%)	(24,3%)	43	75	(42,7%)
Penetration of cable broadband (%)	31,9%	28,6%	3,3pp	0,8pp	32,0%	28,6%	3,3pp
Blended ARPU (Euro)	27,48	25,90	6,1%	(2,9%)	27,56	25,40	8,5%
Audiovisuals							
Tickets sold ('000)	2.153	1.849	16,4%	6,8%	7.250	7.717	(6,1%)

(1) As a result of the adjustments made in the customer base, following the migration to new CRM, provisioning and billing systems, the number of Pay-TV customers at the end of 2Q05, 1Q05 and 4Q04 was 1,465 thousand, 1,456 thousand and 1,449 thousand respectively. The adjusted number of cable broadband customers at the end of 2Q05, 1Q05 and 4Q04 was 333 thousand, 319 thousand and 305 thousand respectively.

(2) These figures are related to the total number of Pay-TV basic customers. PTM's Pay-TV business offers several basic services, based on different technologies, and directed to different market segments (residential, real estate and hotels), with a distinct geographical scope (mainland Portugal and the Azores and Madeira islands) and with a variable number of channels.

(3) These figures include products in temporary promotions, such as "Try and Buy" promotions.

Pay-TV and broadband Internet

The number of homes passed at the end of 2005 increased by 4.5% y.o.y. to 2,666 thousand, 95.6% of which are bi-directional and therefore broadband enabled. PT Multimedia continues to focus on expanding its cable network to areas of high population density adjoining existing cabled areas. This project was initiated in the third quarter of the 2005 and will continue in 2006, with the number of homes passed expected to increase by approximately 300 thousand by year end.

Pay-TV customers totalled 1,479 thousand at the end of 2005 (1,090 thousand cable and 389 thousand DTH subscribers), accounting for approximately 41% of the TV households in Portugal. The decrease of six thousand customers q.o.q. is the result of a cleanup of databases stemming the migration to new information systems, after 10 years of activity. In addition, customer base in the fourth quarter reflected the initial impact of the change in the encryption system of the DTH platform as well as the switch off of cable analogue premium services in almost all areas, with the exception of the Lisbon and Porto metropolitan areas.

The effort to digitalise the Pay-TV services has been key to enhance PT Multimedia's offer. In the cable service, PT Multimedia has been replacing analogue set-top boxes for digital ones in order to allow for the full shut down of the premium channels' analogue signal in the first six months of 2006. In areas where premium analogue signal has already been switched off, PT Multimedia has experienced an increase between two to six times in the sales of premium channels. In the satellite offer, the upgrade of the conditional access system software and the exchange of all digital decoder smart cards, which will allow

for the migration to Nagra's new Aladin encryption system, has been concluded in March. These initiatives will provide the basis for an effective piracy control while increasing interactivity and services available to customers. As of 31 December 2005, the total number of set-top-boxes with access to digital services was 508 thousand units.

Following the encryption system upgrade to Nagra in the DTH platform, the soon to be concluded shut down of premium channels analogue signal and the upgrade in information systems (provisioning, CRM, Billing), PT Multimedia has land out the fundamentals for growth.

The Funtastic Life digital service has performed strongly since its launch in May 2005, having reached 160 thousand customers at the end of the year. PT Multimedia has enriched the content on its digital TV service in October with the introduction of five new channels, two of which exclusive. Following the introduction of these channels, Funtastic Life has an offer of 65 channels, 37 of which in Portuguese and 14 exclusive.

Premium subscriptions totalled 774 thousand at the end of 2005. Sport TV continues to be the main premium content with 417 thousand customers.

Broadband customers increased by 14.1% y.o.y in the last quarter of 2005 to 348 thousand, with net additions in the quarter and in the full-year 2005 totalling 7 thousand and 43 thousand, respectively. Broadband penetration rate in the cable customers reached 31.9%, increasing by 3.3pp y.o.y. Notwithstanding the success of the pre-paid product during 2005, the weight of broadband customers with speeds of 2Mbps or higher was over 50% of the residential customer base at the end of December 2005. PT Multimedia has significantly improved its broadband offer to have available additional download capacity in the monthly subscription in order to improve customer loyalty. PT Multimedia's offer is now the most competitive in the market. Specifically, in the 256 Netcabo product, international download capacity included in the monthly subscription increased from 300 Mbps to 1Gbps, and on the Mega 4 Netcabo and Mega 8 Netcabo products it was increased to 30 Gbps.

Blended ARPU in the fourth quarter of 2005 totalled Euro 27.48, an increase of 6.1% y.o.y., which reflects a higher penetration of broadband services and the increase in prices of the Pay-TV services.

Audiovisuals

In the fourth quarter of 2005, cinema tickets sold in Portugal totalled 2,153 thousand, an increase of 16.4% y.o.y., reflecting the successful launch of new blockbusters. PT Multimedia distributed 28 movies in the quarter, with the most successful being "O Crime do Padre Amaro", "Chicken Little", "King Kong", "Flightplan" and "The 40 years old virgin".

PT Multimedia currently has a network of 178 screens with the number of seats totalling 32,381. Throughout 2005, PT Multimedia initiated the refurbishment of existing cinema theatres in order to improve the quality of service.

Additionally, PT Multimedia released 139 new titles on video, including the "War of the worlds", "Cinderella", "Noddy Save Christmas", "Kronk's new Groove" and "The Magic Roundabout".

2. CONSOLIDATED RESULTS

Table 3 – Consolidated Income Statement

Euro million	4Q05	4Q04	y.o.y	q.o.q	2005	2004	y.o.y
Operating revenues	**157.8**	**161.6**	**(2.3%)**	**(0.5%)**	**628.5**	**598.8**	**5.0%**
Pay-TV and cable Internet	135.8	139.7	(2.7%)	(2.6%)	553.0	513.3	7.7%
Audiovisuals	25.0	23.1	8.0%	9.2%	86.9	91.5	(5.0%)
Other and eliminations	(3.0)	(1.2)	149.6%	(18.6%)	(11.5)	(6.1)	89.6%
Operating costs excluding D&A	**106.3**	**114.5**	**(7.2%)**	**(4.1%)**	**433.2**	**420.0**	**3.1%**
Wages and salaries	11.2	11.4	(1.3%)	10.5%	43.9	43.7	0.4%
Direct costs	52.3	48.6	7.7%	6.3%	201.3	185.0	8.9%
Costs of telecommunications	10.1	7.5	34.6%	39.6%	33.0	26.8	23.1%
Programming costs	34.7	32.9	5.4%	2.0%	138.3	126.9	9.0%
Other direct costs	7.5	8.1	(7.6%)	(5.4%)	30.0	31.3	(3.9%)
Costs of products sold	1.8	4.6	(60.4%)	(44.0%)	13.2	18.3	(27.7%)
Marketing and publicity	6.2	7.0	(11.0%)	29.4%	20.3	24.2	(16.0%)
Support services	9.1	10.9	(17.1%)	(23.9%)	40.3	38.2	5.6%
Maintenance and repairs	5.0	4.1	21.7%	10.1%	20.1	14.8	36.1%
Supplies and external expenses	19.5	22.3	(12.7%)	(4.5%)	82.1	83.1	(1.2%)
Provisions	0.1	1.8	(92.4%)	(97.7%)	9.9	5.7	75.1%
Taxes other than income taxes	0.4	1.5	(73.7%)	(14.5%)	0.8	4.3	(81.4%)
Other operating costs	0.7	2.4	(72.0%)	122.9%	1.2	2.9	(58.2%)
EBITDA	**51.5**	**47.1**	**9.4%**	**7.8%**	**195.3**	**178.8**	**9.2%**
Depreciation and amortisation	17.0	12.6	35.4%	5.8%	61.9	51.4	20.4%
Income from operations	**34.5**	**34.5**	**(0.0%)**	**8.8%**	**133.4**	**127.4**	**4.7%**
Other expenses (income)	**(1.5)**	**72.6**	**n.m.**	**n.m.**	**(1.6)**	**77.2**	**n.m.**
Goodwill impairment	0.0	28.0	n.m.	n.m.	0.0	28.0	(100.0%)
Losses (gains) on disp. of fixed assets	0.0	(1.1)	n.m.	(98.6%)	0.1	(1.8)	n.m.
Other non-recurring costs	(1.5)	45.7	n.m.	n.m.	(1.7)	51.0	n.m.
Income before financ. & inc. taxes	**36.0**	**(38.1)**	**n.m.**	**14.2%**	**135.0**	**50.2**	**168.9%**
Financial expenses (income)	**(3.0)**	**0.5**	**n.m.**	**n.m.**	**0.8**	**2.5**	**(68.5%)**
Net interest expenses	1.2	1.3	(2.8%)	(16.7%)	6.1	3.4	78.6%
Net other financial expenses	0.6	0.3	156.6%	n.m.	(1.8)	(0.1)	n.m.
Equity in losses (earnings) of affiliates	(4.9)	(1.0)	n.m.	265.0%	(3.5)	(0.7)	n.m.
Income before income taxes	**39.0**	**(38.7)**	**n.m.**	**30.6%**	**134.2**	**47.6**	**181.6%**
Provision for income taxes	(8.9)	102.1	n.m.	1.2%	(35.2)	75.5	n.m.
Income from continued operations	**30.1**	**63.4**	**(52.6%)**	**42.8%**	**99.0**	**123.1**	**(19.6%)**
Income from discontinued operations	(14.5)	2.8	n.m.	n.m.	14.1	2.5	n.m.
Income applicable to minority interests	0.6	(1.1)	n.m.	n.m.	(1.4)	(2.8)	(50.1%)
Consolidated net income	**16.2**	**65.1**	**(75.2%)**	**(68.8%)**	**111.7**	**122.9**	**(9.1%)**

Consolidated Operating Revenues

Operating revenues increased by 5.0% y.o.y. to Euro 628.5 million in 2005. Operating revenues were negatively impacted by the adjustments made in the customer base, as revenues related to bad debt customers have been written-off. Likewise, provisions related to such customers were reversed.

Despite the negative effect of writing-off revenues from customers that have been disconnected, operating revenues in Pay-TV and broadband Internet increased by 7.7% y.o.y. in 2005 to Euro 553.0 million, underpinned by continued costumer growth, price increases in Pay-TV services and increased broadband penetration. In 2005, Pay-TV and broadband Internet accounted for 88.0% of PT Multimedia's operating revenues.

Audiovisuals operating revenues fell by 5.0% y.o.y. in 2005 to Euro 86.9 million. This decline is mainly due to lower cinema exhibition revenues resulting from the decrease in the number of blockbusters released in the first nine months of the year. Nevertheless, in the fourth quarter of 2005, audiovisuals operating revenues increased by 8.0% y.o.y. on the back of the sales of rights for both Pay-TV movie channels and free-to-air televisions.

EBITDA

In 2005, EBITDA growth was impacted by: (1) additional investments in programming costs (Euro 11.4 million) related to the reinforcement of the Pay-TV offer through the launch of the new digital service (Funtastic Life) and additional premium channels, as well as the increase in the price of Sport TV; (2) increase in telecommunications costs (Euro 6.2 million) due to the network expansion and growth in bi-directional coverage; (3) increase in network repair and maintenance operations (Euro 5.3 million) to ensure higher service levels, the upgrade in broadband Internet downstream speeds and the digitalisation of premium services, and (4) increase in provisions (Euro 4.2 million) primarily related to bad debt.

Despite the impacts described above, part of which are non-recurrent, EBITDA increased by 9.2% y.o.y. in 2005 to Euro 195.3 million, with EBITDA margin improving by 1.2pp y.o.y. to 31.1%. The improvement in EBITDA and the margin expansion reflected mainly the combination of price increases and broadband growth with decreasing marketing expenses, cost of products sold, and supply services, as well as a strict policy on controlling personnel costs.

Consolidated Operating Costs

Consolidated operating costs, excluding depreciation and amortisation, amounted to Euro 433.2 million in 2005, an increase of 3.1% y.o.y., as a result primarily of the growth in direct costs, maintenance and repair expenses and provisions.

Wages and salaries remained stable in 2005, amounting to Euro 43.9 million and representing 7.0% of consolidated revenues. The number of employees increased by 86 to 1,388 in 2005, primarily reflecting the increase in the audiovisuals business due to the opening of new cinema theatres.

Direct costs, which include telecommunications, programming and other costs, increased 8.9% y.o.y. in 2005 to Euro 201.3 million. This cost item represented 32.0% of consolidated operating revenues. Programming costs increased by 9.0% y.o.y. in 2005 to Euro 138.3 million, due essentially to the launch of new channels in 2005, namely the new premium movie channels and the additional channels of Funtastic Life, which significantly enriched PT Multimedia's Pay-TV offer. Additionally, telecommunications costs, which essentially encompasses the rent of Portugal Telecom's optical fibre network, increased by 23.1% in 2005. This increase is related to network expansion, further capacity needs to support higher internet speeds and digital TV, and to an increase in bi-directional coverage.

Costs of products sold decreased by 27.7% y.o.y. to Euro 13.2 million in 2005, primarily as a result of the lower sales of videos and videogames in the audiovisuals business, following the loss of the Columbia video catalogue and Sony's Playstation distribution contract. Cost of products sold accounted for 2.1% of operating revenues in 2005.

Marketing and publicity costs decreased by 16.0% y.o.y. in 2005 to Euro 20.3 million, reflecting the rationalisation of the advertising spending and the promotional activities. Marketing and advertising costs accounted for 3.2% of consolidated operating revenues.

Support services costs (including mostly outsourcing costs related to information systems, call centres and logistics) rose by 5.6% y.o.y. in 2005 to Euro 40.3 million. This increase is essentially in connection with costs related to customer care to support the launch of digital services, the digitalisation of the premium services and the migration to new information systems. In addition, there was an increase in outsourcing costs related to information systems, inherent to the IT rollout. Support service costs accounted for 6.4% of consolidated operating revenues.

Maintenance and repair costs increased by Euro 5.3 million in 2005 to Euro 20.1 million, as Pay-TV customer growth, the digitalisation of premium services and the expansion of broadband services, combined with the upgrade of downstream speeds, demanded increased network maintenance and repair in order to guarantee higher quality of service levels.

Supplies and external expenses decreased by 1.2% y.o.y. in 2005 to Euro 82.1 million, having reflected the strong effort to control structural costs. This caption accounted for 13.1% of consolidated operating revenues.

Provisions increased by Euro 4.2 million in 2005 to Euro 9.9 million. The increase in this caption, which represented 1.6% of total operating revenues, is primarily due to doubtful receivables in the Pay-TV and broadband Internet business.

Depreciation and amortisation costs rose by 20.4% y.o.y. to Euro 61.9 million in 2005. This item, which accounted for 9.9% of consolidated operating revenues, increased mainly due to the higher capex in 2005, including the contracts related to the lease of two transponders.

Net Income

Net income amounted to Euro 111.7 million in 2005, which compares with Euro 122.9 million in 2004. Excluding non-recurring items, namely the capital gain with the sale of the media business in 2005 and the extraordinary items in 2004, net income would have increased by 9.7% y.o.y.

Net interest expenses totalled Euro 6.1 million in 2005, compared to Euro 3.4 million in 2004, reflecting the introduction of new transponders in 2005.

Net other financial income amounted to Euro 1.8 million in 2005, including the recognition of a financial gain of Euro 3.5 million related to the share buyback programme, which corresponds to the difference of the average PT Multimedia share price on the issuance date of the warrants and on the exercise date. This caption included also banking services, commissions, financial discounts and other financing costs.

Equity accounting in earnings of affiliated companies totalled Euro 3.5 million in 2005, compared to earnings of Euro 0.7 million during the same period last year. This caption includes primarily PT Multimedia share of earnings in Lisboa TV (Euro 1.6 million).

Provisions for income taxes totalled Euro 35.2 million in full year 2005, compared to the recognition of Euro 75.5 million of deferred tax assets in the same period of last year.

Income from discontinued operations included in 2005 the after tax capital gain of Euro 17.8 million related to the sale of media business (following a provision of Euro 17.8 million in connection with potential liabilities related to the closing of the transaction).

4. CAPEX

Table 4 – Capex

Euro million	**4Q05**	**4Q04**	**y.o.y**	**q.o.q**	**2005**	**2004**	**y.o.y**
Terminal equipment	5.8	3.1	90.6%	(0.3%)	18.8	11.7	60.5%
Pay-TV and cable Internet infrastructure	7.8	16.1	(51.6%)	(15.9%)	31.2	31.5	(0.9%)
Transponders	16.6	19.4	(14.4%)	n.m.	33.4	19.4	71.9%
Telecoms network capacity	65.7	0.0	n.m.	n.m.	65.7	0.0	n.m.
Other	14.3	0.4	n.m.	203.8%	36.5	10.6	245.9%
Total capex	**110.2**	**39.0**	**182.7%**	**n.m.**	**185.5**	**73.2**	**153.6%**

Capex totalled Euro 185.5 million, which represents 29.5% of operating revenues. The capex is primarily due to the investments in: (1) the capitalised cost of future payments related to a long-term commitment reached in the fourth quarter of 2005 for the right of usage of network capacity (Euro 65.7 million); (2) the capitalised cost of the usage rights for a fifth and a sixth satellite transponders until the end of their useful life, estimated at December 2016. (Euro 33.4 million); (3) set top boxes related to the digitalisation programme (Euro 18.8 million); and (4) network capacity in order to improve Pay-TV and broadband Internet offer and quality of service (Euro 8.0 million). Adjusting for non-cash items, capex would have increased by 60.9% in 2005 to Euro 86.5 million, representing 13.8% of operating revenues.

EBITDA minus Capex amounted to Euro 9.8 million in 2005, which compares to Euro 105.6 million in the previous year. The decrease in EBITDA minus Capex resulted from the growth in capex mentioned above that more than compensated for the increase in EBITDA of 9.4% y.o.y. Adjusting for the non-cash items, namely the capitalised cost of transponders and network capacity used in the Pay-TV business, EBITDA minus Capex totalled Euro 108.8 million, equivalent to 17.3% of operating revenues.

5. CASH FLOW

Table 5 – Free Cash Flow

Euro million	4Q05	4Q04	y.o.y	2005	2004	y.o.y
EBITDA minus capex	(58.7)	8.1	n.m.	9.8	105.6	(90.8%)
Non-cash items included in EBITDA	2.4	(1.4)	n.m.	1.5	(1.7)	n.m.
Change in working capital	62.7	25.3	148.1%	64.1	8.5	n.m.
Operating cash flow	**6.4**	**32.0**	**(80.1%)**	**75.4**	**112.5**	**(33.0%)**
Acquisition of financial investments	0.0	(16.0)	(100.0%)	0.0	(77.3)	n.m.
Disposals	0.0	0.0	n.m.	163.7	0.0	n.m.
Interest paid	(0.8)	(5.5)	(84.9%)	(1.7)	(8.5)	(79.4%)
Income taxes paid by certain subsidiaries	(1.5)	(1.0)	44.2%	(4.0)	(3.6)	10.5%
Other cash movements	(3.7)	6.1	n.m.	(11.3)	3.2	n.m.
Free cash flow	**0.3**	**15.5**	**(97.8%)**	**222.0**	**26.3**	**n.m.**

In 2005, operating cash flow decreased by 33.0% y.o.y. to Euro 75.4 million as a result of the decrease in EBITDA minus Capex, namely due to the growth in Capex as mentioned above. This decrease in EBITDA minus Capex was partly offset by the positive change in working capital, mainly related to the increase in accounts payable, notably in connection with the agreement for the right of usage of network capacity.

Free cash flow increased from Euro 26.3 million to Euro 222.0 million in 2005, primarily due to the cash inflow of Euro 163.7 million from the disposal of Lusomundo Serviços.

6. CONSOLIDATED BALANCE SHEET

Table 6 – Consolidated Balance Sheet

Euro million	31 December 2005	31 December 2004
Current assets	273,0	262,9
Cash and equivalents	41,7	28,3
Accounts receivable, net	171,4	176,1
Inventories, net	37,1	34,3
Taxes receivable	10,9	9,5
Prepaid expenses and other current assets	11,9	14,7
Non-current assets	727,8	856,1
Investiments in group companies	24,7	48,0
Other investments	0,0	1,3
Intangible assets, net	294,4	319,1
Fixed assets, net	259,8	277,7
Defered taxes	114,9	165,2
Other non-current assets	34,0	44,8
Total assets	**1.000,8**	**1.119,0**
Current liabilities	336,3	294,0
Short term debt	22,3	41,4
Accounts payable	210,3	168,0
Accrued expenses	43,8	62,8
Deferred income	7,5	7,1
Taxes payable	8,4	11,0
Current provisions and other liabilities	43,9	3,8
Non-current liabilities	225,9	315,6
Medium and long term debt	159,3	221,0
Accounts payable	43,8	1,2
Non-current provisions and other liabilities	22,7	81,7
Accrued post retirement liability	0,0	8,8
Deferred taxes	0,0	2,9
Total liabilities	**562,1**	**609,7**
Equity before minority interests	429,1	498,1
Share capital	77,3	78,4
Issue premium	159,3	159,3
Reserves, retained earnings and other	80,9	137,5
Net income	111,7	122,9
Minority interests	9,6	11,2
Total shareholders' equity	**438,7**	**509,3**
Total liabilities and shareholders' equity	**1.000,8**	**1.119,0**

The gearing ratio [Net Debt / (Net Debt + Shareholders' Equity)] as of 31 December 2005 was 19.3%, while shareholders' equity plus long term debt to total assets ratio stood at 59.8%. At the end of 2005, the net debt to EBITDA ratio was 0.5 times, which compares with 1.1 times as at 31 December 2004. EBITDA coverage was 31.8 times at year-end 2005.

Consolidated Net Debt

Table 7 – Consolidated Net Debt

Euro million	31 Dec 2005	31 Dec 2004	Pro-forma (1) 31 Dec 2004	Pro-forma Δy.o.y	Pro-forma y.o.y
Short term	**22.3**	**41.4**	**13.5**	**8.9**	**66.0%**
Bank loans	12.6	25.7	6.6	6.1	92.7%
Other loans	0.0	6.0	0.0	0.0	n.m.
Financial leasing	9.7	9.8	6.9	2.8	40.5%
Transponders	8.5	6.0	6.0	2.5	41.3%
Medium and long term	**159.3**	**221.0**	**203.0**	**(43.7)**	**(21.5%)**
Bank loans	34.6	38.3	36.4	(1.8)	(4.9%)
Other loans	0.0	9.0	0.0	0.0	n.m.
Shareholder loans	0.0	67.3	67.3	(67.3)	(100.0%)
Financial leasing	124.7	106.5	99.3	25.4	25.5%
Transponders	122.8	98.1	98.1	24.7	25.2%
Total debt	**181.7**	**262.3**	**216.4**	**(34.8)**	**(16.1%)**
Cash and short term-investments	41.7	28.3	26.3	15.4	58.6%
Loans to shareholders	35.0	32.0	33.8	1.3	3.7%
Net debt	**104.9**	**202.0**	**156.4**	**(51.4)**	**(32.9%)**

(1) Pro-forma excluding debt related to Lusomundo Serviços, SGPS, S.A.

As of 31 December 2005, consolidated net debt amounted to Euro 104.9 million, a decrease of Euro 97.1 million compared to year-end 2004. Adjusting for the debt related to the media business which was sold in 2005, net debt would have decreased by Euro 51.4 million in 2005. This decrease is essentially related to the operating cash flow generated during the period and the proceeds from the sale of the media business (Euro 163.7 million). Net debt in 2005 was impacted by the cash outflows related to shareholder remuneration, including dividends and share buybacks amounting to Euro 77.3 million and Euro 91.5 million respectively.

Shareholders' equity (excluding minority interests)

As at 31 December 2005, shareholders' equity excluding minority interest amounted to Euro 429.1 million, a decrease of Euro 69.0 million from the end of 2004, mainly as a result of: (1) the dividends paid in the period amounting to Euro 77.3 million; (2) the outflow of Euro 91.5 million related to the share buyback programme; and (3) the net income generated during the period of Euro 111.7 million.

Pursuant to Portuguese legislation, the amount of distributable reserves is determined according to the standalone financial statements of the company prepared in accordance with Portuguese GAAP. As of 31 December 2005, distributable reserves of PT Multimedia amounted to approximately Euro 177 million. The level of distributable reserves is impacted by the amount of (1) treasury stock owned; (2) net income generated; and (3) dividends paid.

PT Multimedia's Board will propose in the next Shareholders Meeting a share capital increase through the incorporation of reserves followed by a capital reduction which will result in the creation of additional distributable reserves of approximately Euro 220 million. The company's share capital reduction is subject to approval from the Lisbon Commercial Court.

7. FOURTH QUARTER KEY EVENTS AND RECENT DEVELOPMENTS

- On 2 November 2005, PT Multimedia announced that its management will propose to the Board of Directors the submission for shareholders' approval at the next AGM of the payment of a cash dividend of Euro 0.275 per share for the year ending 31 December 2005, subject to market conditions and PT Multimedia's financial condition at that time. The dividend of Euro 0.275 per share for fiscal year 2005 represents an increase of 10.0% over the previous year.

- On 8 February 2006, PT Multimedia informed that Sonaecom, SGPS, SA made a preliminary announcement of its intention to launch an unsolicited offer for a controlling stake of PT Multimedia.

- PT Multimedia announces that on its Board Meeting of 6 March, given the current financial situation of the company and the level of distributable reserves, it has decided to submit for shareholders approval at the next AGM a capital increase through the incorporation of reserves, followed by a capital reduction. When and if completed, these two transactions will increase PTM's distributable reserves by approximately Euro 220 million. The capital reduction, as it is subject to court's approval, can take up to six months.

- PT Multimedia announces that, given the recent positive outcome of tests performed on VoIP technology, it intends to launch a VoIP offer late third quarter of 2006, subject to receiving the necessary regulatory approvals.

7. BASIS OF PRESENTATION

Application of International Financial Reporting Standards

PT Multimedia has adopted International Financial Reporting Standards ("IFRS") in 2005 and in accordance with IFRS 1 – "First-Time Adoption of International Financial Reporting Standards" has used January 1, 2004 to compute all transition adjustments using the retrospective method, excluding some exceptions permitted by IFRS 1. Before the adoption of IFRS, the PT Multimedia's financial statements were prepared in accordance with Portuguese Accounting Principals (PGAAP).

PT Multimedia has changed the consolidation method of SportTV, a company 50% owned by PT Conteudos, from equity accounting to proportional consolidation in line with the best international accounting pratices. Therefore, the comparative analysis of PT Multimedia's profit and loss statement is based on proforma accounts for 2004 considering SportTV proportionally consolidated.

Main differences between IFRS and PGAAP

1. Asset retirement obligation
Under IFRS, the acquisition cost of tangible assets should include the net present value of any future dismantling or removal liabilities, if its value could be reliably estimated and the cash out flow is likely. Under PGAAP, those liabilities should be recognized when the cost is incurred.

2. Sale and lease back transactions
PT Multimedia has entered into Qualified Technological Equipment Transactions over certain of its telecommunication equipment, and received up-front fees to enter in those transations. Under IFRS, all gains obtained with the sale of the equipment should be recognized over the lease period, the assets should not be derecognized of the balance sheet and all special purpose vehicles ("SPV") should be consolidated by the entities that substantially obtained all the economic benefits of the transaction. Under PGAAP, gains were recognized in net income when obtained, for certain transactions the assets were derecognized of the balance sheet and the SPV's were not consolidated.

3. Provisions for restructuring
Under IFRS, provisions for restructuring can only be recognized when certain criteria established by IAS 37 are met, namely the existence of a plan approved by the management, the ability to reasonably measure the obligation and the likelihood of the cash out flow, among others. Under PGAAP, the recognition of provision is subject to a less stringent criteria.

4. Goodwill amortisation
Under IFRS, goodwill recognised in the acquisition of financial investments is not amortised, been subject to periodic impairment tests Under PGAAP, goodwill is amortised through income, although been also subject to periodic impairment tests. IFRS 1 established that transition data for the application of this rule should be applied only after January 1, 2004.

5. Purchase price allocation
Under IFRS, the purchase price should be allocated to the fair value of the assets and liabilities acquired, to unrecognized intangible assets, and the remaining part to goodwill. Under PGAAP, the excess amount of the proportional net assets acquired does not need to be allocated to unrecognized intangible assets, and

usually allocated to goodwill. PT Multimedia used the exception of IRFS 1, and has only applied this rule to business combinations entered after January 1, 2004.

6. Start-up expenses and research and development

Under IFRS, start-up expenses are recognized when incurred. Under PGAAP, star-up expenses are recognized as an intangible asset and are amortized on a straight line basis.

Under IFRS, expenses related to the research phase should be recognized when incurred, and development expenses could be recognized as an intangible, if any future benefit is expected, and amortized on a straight line during the period benefits are expected to occur. Under PGAAP, research and development expenses are recognized as an intangible asset and are amortized on a straight line basis, if any future benefit is expected to occur.

7. Deferred costs

Under IFRS, deferred costs related to training, marketing and publicity and maintenance and repair are recognized when incurred. Under PGAAP, these costs could be recognized as an intangible asset and amortized on a straight line basis, if any future benefit is expected to occur.

8. Reclassifications

Under IFRS, certain reclassifications were made to the financial statements under PGAAP. The major reclassifications were as follows:

- Provisions for financial investments were deducted to the correspondent asset;
- Provisions for tangible and intangible assets were deducted to the correspondent asset;
- Investment subsidies not recognized in the net income were deducted to the value of the correspondent asset;
- Goodwill generated in the acquisition of associated companies was recognized as a financial investment.

Table 8 – Net Income Reconciliation

Euro million	2004
Net income according with Portuguese GAAP	**110.1**
Asset retirement obligation (1)	(0.2)
Sale and lease back transactions (2)	0.2
Provisions for restructuring (3)	(3.5)
Goodwill amortisation (4)	14.3
Goodwill generated in the acquisition of associated companies (5)	(1.4)
Start-up and R&D expenses (6)	2.6
Deferred costs (7)	0.8
Net income according with IFRS	**122.9**

Table 9 – Shareholder's Equity Reconciliation

Euro million	1 January 2004	31 December 2004
Equity before MI under PGAAP	**391.5**	**488.7**
Asset retirement obligation (1)	(1.1)	(1.2)
Sale and lease back transactions (2)	(1.0)	(0.9)
Provisions for restructuring (3)	10.9	7.4
Goodwill amortisation (4)	0.0	14.3
Goodwill generated in the acquisition of associated companies (5)	0.0	(1.4)
Start-up and R&D expenses (6)	(11.0)	(8.4)
Deferred costs (7)	(1.2)	(0.4)
Equity before MI under IFRS	**388.0**	**498.1**

Contacts: Luís Pacheco de Melo, Chief Financial Officer
lmelo@pt-multimedia.pt

Tel.: +351.21.7824725
Fax: +351.21.7824735

Except for historic information contained herein, this press release contains certain forward looking statements which involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by these statements. These risks and uncertainties include, among others, the continued use by subscribers of PT Multimedia's services, technological changes and competition, as well as other factors detailed from time to time in PT Multimedia's filings with the Portuguese Securities and Exchange Commission.

PT Multimedia is listed on the Euronext Stock Exchange. Information may be accessed on the Reuters under the symbol PTM.LS and on Bloomberg under the symbol PTM PL.

ANNUAL GENERAL MEETING OF SHAREHOLDERS

PT - MULTIMÉDIA - SERVIÇOS DE TELECOMUNICAÇÕES E MULTIMÉDIA, SGPS, S.A.

19th April 2006

PROPOSAL OF THE SHAREHOLDER PORTUGAL TELECOM, SGPS, S.A.

ITEM 1 ON THE AGENDA:

(To resolve on the election of the Chairman of the General Meeting of Shareholders following the resignation presented by the former Chairman of the General Meeting)

Whereas:

A) The former Chairman of the General Meeting Mr. Miguel Galvão Teles resigned from his duties by letter dated of February 2006;

We propose that it be resolved:

1. Under the terms and for the purposes of paragraph 1 of article 374 of the Portuguese Companies Code, to elect Mr. Jorge Luís Seromenho Gomes de Abreu as Chairman of the General Meeting to complete the 2004-2006 term of office;

2. An expression of appreciation to the resigning Chairman of the General Meeting Mr. Miguel Galvão Teles for his contribution to the Company during his term of office.

Lisbon, March 6, 2006

The Shareholder

ANNUAL GENERAL MEETING OF SHAREHOLDERS

PT - MULTIMÉDIA - SERVIÇOS DE TELECOMUNICAÇÕES E MULTIMÉDIA, SGPS, S.A.

19th April 2006

PROPOSAL OF THE BOARD OF DIRECTORS

ITEM 4 ON THE AGENDA:

(*To resolve on the proposal for application of profits*)

Whereas:

A) The net profit for the financial year ended 31 December 2005 was 114,402,458.60 Euros;

B) In accordance with the law and the company's Articles of Association, 5% of the net profit of the financial year is allocated to reinforce the legal reserve until that reserve amounts to at least 20% of the share capital;

We propose that it be resolved:

1) That, in compliance with the law and the Articles of Association, 5,720,123 Euros, equivalent to 5% of the net profit for the financial year, be allocated to legal reserve;

2) That, in view of PT - Multimédia - Serviços de Telecomunicações e Multimédia, SGPS, S.A.'s current financial and asset position and the aforementioned mandatory allocation of the net profit of the financial year, from the net profits for the financial year the amount of 85,001,627.70 Euros be paid as dividends, corresponding to 0.275 Euros per share;

3) That the remaining net profits for the financial year in the amount of 23,680,707.90 Euros be allocated to the "Retained Profits" account;

4) That, considering the impossibility to determine precisely the number of own shares that will be held in treasury on the date of the payment of dividends without limiting the Company's capacity of intervention, namely concerning the liquidity of its securities, the overall sum of 85,001,627.70 Euros provided for in the foregoing paragraph for dividends, calculated, as is standard practice, on the basis of a unitary dividend per share issued (in this case, 0.275 Euros per share), be distributed as dividends as follows:

   a) Each share issued be paid the unitary dividend of 0.275 Euros that was considered in the preparation of the proposal;

   b) The unit sum corresponding to the shares that belong to the Company itself on the first day of the dividend payment period not be paid, but be carried forward to a new account.

Lisbon, March 6, 2006

The Board of Directors

ANNUAL GENERAL MEETING OF SHAREHOLDERS

PT - MULTIMÉDIA - SERVIÇOS DE TELECOMUNICAÇÕES E MULTIMÉDIA, SGPS, S.A.

19th April 2006

PROPOSAL OF THE BOARD OF DIRECTORS

ITEM 7 ON THE AGENDA:
(PROPOSAL I)

(To resolve on a possible reduction in share capital, namely a reduction in the amount of up to 3,863,710.25 Euros, for the purpose of releasing excess capital in connection with the share buyback programme, by means of cancellation of up to 15,454,841 own shares to be acquired as a result of the implementation of the resolution, as well as on related reserves, with the corresponding amendment to paragraphs 1 and 2 of article 4 of the Articles of Association)

Whereas:

A) The Company is determined to maintain the remuneration of its shareholders, which may be performed through a share buyback programme;

B) Said own shares acquisition shall be additional and separate from the general resolution referent to the acquisition and disposal of own shares;

C) It is anticipated that, in order to implement the share buyback pertaining to the programme, the Company will be in a position to use solely assets that, according to articles 32 and 33 of the Portuguese Companies Code, could be distributed to the shareholders, and for such reason, bearing in mind the legal regime in force (and notably that, in this instance, the protection of corporate creditors is made otherwise than by judicial authorization), it seems advisable to effect the capital reduction through cancellation of own shares acquired subsequent to the reduction resolution;

D) To the extent imperatively required by subparagraph b), paragraph 2 of article 463 of the Portuguese Companies Code, the Company must create a special reserve in an amount equivalent to the par value of any own shares to be cancelled acquired after this resolution;

E) Under the relevant issue conditions, the capital reduction and the acquisition of own shares related thereto may have an effect, notably a conversion price adjustment, on convertible bonds issued by the Company;

We propose that it be resolved:

1. To reduce the share capital by up to 3, 863,710.25 Euros by means of cancellation of 15,454,841 own shares, with the shares to be cancelled being the shares to be acquired by the Company subsequent to this resolution and with the reduction intended for the special purpose of implementing the share buyback programme and corresponding release of excess capital, and, as such, an additional reduction separate from the reduction under item 9 on the agenda;

2. To approve the acquisition of up to 15,454,841 own shares for the implementation of the capital reduction resolution mentioned in 1. above, which acquisition and quantities are in addition to and separate from those referred to in the general resolution on the acquisition and disposal of own shares approved under item 6 on the agenda of this General Meeting, with the terms and conditions of such general resolution applying to the acquisitions herein decided, with the following specific features:

   a) The period of acquisition shall be the one referred to in 4.;

   b) The acquisitions shall exclusively be made on a stock exchange, with the exception, as the case may be, of the 5,100 class A shares referred to in paragraph 3. of this resolution.

3. That, the capital reduction not being limited to a certain class of shares, the shares to be acquired under the foregoing paragraph 2. may include 5,100 class A shares, in the event that the relevant owners intend to sell them, provided that this is carried out in accordance with the legal provisions applicable to such disposal, in which case the quantity of ordinary shares to be acquired shall be reduced to a number corresponding to the difference between the total number referred to in paragraph 2. and the quantity of class A shares acquired;

4. That, for the acquisitions referred to in paragraphs 2. and 3., a deadline be fixed for the 21st December 2006 (unless the acquisition of the full 15,454,841 shares to be acquired is reached in the meantime), with the total capital reduction being limited to the amount corresponding to the number of own shares acquired and cancelled up to such date;

5. That, the remaining procedural terms of the reduction be established by the Board of Directors, but without prejudice to other matters resulting from the rules in force, namely those referred to in the resolution on own shares approved under item 6 on the agenda, that the Board of Directors shall be bound, with a view to limiting the Board of Directors ' discretionary authority, to observe the following minimum procedures and parameters:

   a) The placement of at least one buy order per week;

   b) A total number of orders in each week of not less than 10% of the average daily trading volume in the 5 trading days immediately preceding stock exchange sessions;

   c) A total number of orders permitting the completion of the acquisition of not less than the amount referred to in paragraph 1. hereof;

6. To approve the creation, to the extent affirmatively required by subparagraph b), paragraph 2 of article 463 of the Portuguese Companies Code, of a special reserve equivalent to the par value of the own shares to be cancelled acquired in implementation of this resolution;

7. That the Board of Directors be authorized to define the timing of implementation of this resolution with the implementation of the resolution under items 8. and 9. on the agenda, with the amount of capital reduction as resolved herein being adjusted in the event the capital increase and/or reduction under the said items has/have already been implemented on the date of implementation of this resolution;

8. To modify, as a result of the resolved capital reduction and with effect as of the respective date, paragraphs 1 and 2, subparagraph a) of article 4 of the Articles of Association, which shall read as follows:

"SHARE CAPITAL, SHARES AND BONDS

Article 4

1. The share capital shall be seventy-three million, four hundred ten thousand, four hundred and six Euros and seventy-five Euro cents, fully paid up.
2. The share capital shall be represented by two hundred ninety-three million, six hundred forty-one thousand, nine hundred and eighty-seven shares with a par value of twenty-five Euro cents each, with the following distribution:
   (a) two hundred ninety-three million, five hundred thirty-nine thousand, nine hundred and eighty-seven shares ordinary shares;
   (b) one hundred and two class A shares";
3. [...]".

9. That the wording of paragraphs 1 and 2, subparagraph a) of article 4 of the Articles of Association of the Company (and, if applicable, subparagraph b), paragraph 2, should the situation foreseen in 3. above take place) as now approved be deemed automatically and proportionally adjusted in the event the capital reduction as actually implemented is lesser, as well as in the event the capital increase and/or reduction under items 8 and 9 on the agenda has/have already been implemented on the date of implementation of this resolution.

Lisbon, March 6, 2006

The Board of Directors

ANNUAL GENERAL MEETING OF SHAREHOLDERS

PT - MULTIMÉDIA - SERVIÇOS DE TELECOMUNICAÇÕES E MULTIMÉDIA, SGPS, S.A.

19th April 2006

PROPOSAL OF THE BOARD OF DIRECTORS

ITEM 7 ON THE AGENDA:
(PROPOSAL II)

(To resolve on a possible reduction in share capital, namely a reduction in the amount of up to 3,863,710.25 Euros, for the purpose of releasing excess capital in connection with the share buyback programme, by means of cancellation of up to 15,454,841 own shares to be acquired as a result of the implementation of the resolution, as well as on related reserves, with the corresponding amendment to paragraphs 1 and 2 of article 4 of the Articles of Association)

Whereas:

A) The capital reduction resolution approved by this Meeting within the framework of this item on the agenda;

B) The Company has entered into and has derivative agreements in force that may result in the acquisition of own shares;

C) Such an acquisition could be of corporate interest and may contribute to facilitate or complete the implementation of the capital reduction;

D) Such contribution should be limited, however, to shares whose original acquisition from the shareholders took place on a stock exchange;

We propose that it be resolved, in addition to and separate from the share capital reduction resolution approved by this General Meeting within the framework of this item on the agenda, the following:

Any acquisitions to be made in order to implement the capital reduction resolution may, to facilitate or complete the resolved reduction, further include, to the extent permitted by law, the acquisition by the Company of own shares from other parties to derivative agreements providing for the acquisition of own shares, namely ABN Amro, but at all times, in addition to observance of the applicable legal provisions, limited to a number of shares not exceeding the number of shares originally acquired on a stock exchange by the relevant other party.

Lisbon, March 6, 2006

The Board of Directors,

ANNUAL GENERAL MEETING OF SHAREHOLDERS

PT - MULTIMÉDIA - SERVIÇOS DE TELECOMUNICAÇÕES E MULTIMÉDIA, SGPS, S.A.

19th April 2006

PROPOSAL OF THE BOARD OF DIRECTORS

ITEM 8 ON THE AGENDA:

(To resolve on a share capital increase in the amount of 173,094,223.68 Euros, to be carried out by means of incorporation of share issuance premiums in the amount of 159,288,231.37 Euros, statutory reserves in the amount of 12,631,735.31 Euros and a special reserve relating to the cancellation of treasury shares in the amount of 1,174,257 Euros, through an increase in the par value of all shares representing the Company ' s share capital by an amount equal to 56 Euro cents, whereby the par value of each share will be 81 Euro cents, with the corresponding amendment to paragraphs 1 and 2 of article 4 of the Articles of Association)

Whereas:

A) Under the provisions of article 91 of the Portuguese Companies Code, a company may increase its share capital by incorporation of reserves available for such purpose;

B) Under article 295 of the Portuguese Companies Code, reserves created by share premiums are subject to the system of rules for the legal reserve, and may only be used for purposes provided for in article 296 of the Portuguese Companies Code, i.e. to cover the portion of losses reflected in the balance sheet for the financial year that may not be covered by the use of other reserves, to cover the portion of retained losses from the previous financial year that can neither be covered by the profit of the financial year nor by the use of other reserves, or for incorporation in the capital;

C) The balance sheet to be approved by this General Meeting of Shareholders for the 31st December 2005 evidences share issuance premiums in an amount of 159,288,231.37 Euros, legal reserves in an amount of 7,039,998.12 Euros and an own share cancellation special reserve in an amount of 1,174,257 Euros;

D) The application of profits submitted to resolution under item 4 on the agenda determines the allocation of 5,720,123 Euros to the statutory reserve, which total amount will, thus, be increased from the amount of 7,039,998.12 Euros evidenced in the balance sheet for the 31st December 2005 to 12,760,121.12 Euros;

E) In view of such a large amount of reserves on the balance sheet, namely those created by share issuance premiums resulting from capital increases carried out in previous years, it is pressing to incorporate such sum, as well as a part of the sum of the legal reserve, in the Company ' s share capital (which amount, following the approval of the proposal for application of profits under item 4 on the agenda, will be even higher) by means of a capital increase by incorporation of reserves;

F) This proposal is consistent with the Company ' s strategy of reinforcing competitiveness and creating shareholder value through the promotion of efficiency, business portfolio diversification and increases in financial stability, simultaneously ensuring a greater range provided by a flexible net equity;

G) This proposal combined with the one under the next item on the agenda will permit a considerable improvement in the Company ' s share capital / net equity ratio;

We propose that it be resolved:

1. To increase the share capital of the Company by 173,094,223.68 Euros, from 77,274,207 Euros to 250,368,430.68 Euros, with such increase being through the incorporation of share issuance premiums, legal reserves and own share cancellation special reserve, under the following terms:

   a) Form of the capital increase: by incorporation of reserves;

   b) Total amount of the capital increase: 173,094,223.68 Euros;

   c) Par value of all shares: increase in the par value of all shares representing the share capital by 56 Euro cents, the par value of each share becoming 81 Euro cents;

   d) Reserves to be incorporated in the capital: share issuance premiums equivalent to 159,288,231.37 Euros, legal reserves equivalent to 12,631,735.31 Euros and own share cancellation special reserve equivalent to 1,174,257 Euros, as evidenced on the balance sheet for the 31st December 2005 approved under item two on the agenda and, concerning the legal reserves, together with the proposal of application of results approved under item four on the agenda;

   e) Term of payment of the contributions: on the date of execution of the notarial instrument relating to the capital increase;

   f) Participants in the capital increase: all shareholders in the Company, also participating in the share capital increase the shares held by the Company;

2. That, further to the share capital increase proposed, paragraphs 1 and 2 of article 4 of the Articles of Association are amended and shall read as follows:

"SHARE CAPITAL, SHARES AND BONDS

Article 4

1. The share capital is two-hundred fifty millions, three hundred sixty-eight thousand, four hundred thirty Euros and sixty-eight Euro cents, and is fully paid up.
2. The share capital is represented by three hundred nine million, ninety-six thousand, eight hundred twenty-eight shares, with par value of eighty-one Euro cents each, with the following distribution:

   a) three hundred eight million, nine hundred ninety-four thousand, eight hundred twenty-eight shares ordinary shares;
   b) one hundred and two thousand class A shares.
3. [...]."

3. That the Board of Directors be authorized to define the timing of implementation of this resolution with the implementation of the resolution under item 7 on the agenda, with the amount of capital resulting from the increase resolved herein being adjusted in the event the capital reduction by the cancellation of own shares resolved under item 7 on the agenda has already been entirely or partially implemented on the date of implementation of this resolution;

4. That in the case provided for in the foregoing paragraph, the wording of paragraphs 1 and 2 of article 4 of the Articles of Association be deemed automatically and proportionally adjusted;

5. That this capital increase resolution be subject to the condition of approval of the balance sheet by the General Meeting of Shareholders as set out under item 2 on the agenda, as well as to the approval of the proposal for application of profits by the General Meeting of Shareholders as set out under item 4 on the agenda in what concerns the allocation to the statutory reserve;

6. Delegate powers to any two directors for the execution of all documents necessary for the legal implementation of the share capital increase and amendment to the Articles of Association, including the execution of the public deed of share capital increase and amendment of the Articles of Association, as well as any other documents deemed necessary or convenient to complete said capital increase.

Lisbon, March 6, 2006

The Board of Directors,

ANNUAL GENERAL MEETING OF SHAREHOLDERS

PT - MULTIMÉDIA - SERVIÇOS DE TELECOMUNICAÇÕES E MULTIMÉDIA, SGPS, S.A.

19th April 2006

PROPOSAL OF THE BOARD OF DIRECTORS

ITEM 9 ON THE AGENDA:

(To resolve on a share capital reduction to 30,909,682.80 Euros, to be carried out by means of a reduction in the par value of all shares representing the share capital, whereby each share will have a par value of 10 Euro cents, with the corresponding amendment to paragraphs 1 and 2 of article 4 of the Articles of Association. The purpose of the capital reduction will be the release of excess capital)

Whereas:

A) There is no reason for the Company to have an excessively high capital in view of the business carried out by the Company;

B) Pursuant to article 94 of the Portuguese Companies Code, a company may reduce its share capital with a view to releasing excess capital;

C) Within the capital reduction for the purpose of releasing excess capital, several ultimate purposes are contemplated: the direct allocation to the shareholders of the sums so released, the creation of reserves or the release of contribution obligations;

D) The capital reduction for release of excess capital may only be implemented after obtaining court authorization, which must be requested according to the procedure stipulated under article 1487 of the Portuguese Civil Procedure Code;

E) Such authorization shall not, however, be granted by the court in case the net equity of the Company does not exceed the new capital by at least 20%;

F) As a result of the current proposal for a capital reduction to release excess capital, the shareholders shall not suffer any kind of loss, since the intention is to allocate the total amount of reduction to free reserves, making these assets available in the future in accordance for the purposes determined by the shareholders in the future;

G) This proposal follows the proposal presented under the previous item on the agenda and is aimed at complying with the objectives referred to in such item;

We propose that it be resolved:

1. To reduce the share capital of the Company, pursuant to the share capital increase resolved under the previous item on the agenda, from 250,368,430.68 Euros to 30,909,682.80 Euros, the amount of the reduction being 219,458,747.88 Euros, for the purpose of releasing excess capital, as follows:

   - Creation of free reserves in an amount of 219,458,747.88 Euros;

   That the reduction be effected by means of a reduction in the par value of the shares representing the share capital in the Company to a par value of 10 Euro cents;

   As one can see on the balance sheet dated the 31st December 2005, to be approved by this General Meeting of Shareholders under item 2 on the agenda, and considering the share capital increase that is the subject of the previous item on the agenda, upon implementation of the proposed capital reduction, the Company's net equity will exceed the new capital by over 20%, thus complying with the requirement provided for in article 95 of the Portuguese Companies Code.

2. That this resolution be adjusted within the framework of a possible non-approval and/or non-implementation, for whatever reason, of the capital increase under the previous item on the agenda, being the share capital reduced from 77,274,207 Euros to 30,909,682.80 Euros, in such case, the reduction being 46,364,524.20 Euros, for the purpose of releasing excess capital, as follows:

   - Creation of free reserves in an amount of 46,364,524.20 Euros;

   That the reduction be effected by means of a reduction in the par value of the shares representing the share capital in the Company to a par value of 10 Euro cents.

   As one can see on the balance sheet dated the 31st December 2005, to be approved by this General Meeting of Shareholders under item 2 on the agenda, upon implementation of the proposed capital reduction, the Company's net equity will exceed the new capital by over 20%, thus complying with the requirement provided for in article 95 of the Portuguese Companies Code.

3. That, as a result of the proposed capital reduction, paragraphs 1 and 2 of article 4 of the Articles of Association be amended to read as follows:

"SHARE CAPITAL, SHARES AND BONDS

Article 4

1. The share capital shall be thirty million, nine hundred nine thousand, six hundred eighty-two Euros and eighty Euro cents, fully paid up.
2. The share capital shall be represented by three hundred nine million, ninety-six thousand, eight hundred twenty-eight shares with a par value of ten Euro cents each, with the following distribution:

   a) Three hundred eight million, nine hundred ninety-four thousand, eight hundred twenty-eight ordinary shares;
   b) One hundred and two class A shares.
3. [...]."

4. That the Board of Directors be authorized to define the timing of implementation of this resolution with the implementation of the resolution under item 7 on the agenda, with the amount of capital resulting from the

reduction resolved herein being adjusted in the event the capital reduction by cancellation of own shares resolved under item 7 on the agenda has already been entirely or partially implemented on the date of implementation of this resolution.

5. That, in the cases provided for in the foregoing paragraphs, the wording of paragraphs 1 and 2 of article 4 of the Articles of Association be deemed automatically and proportionally adjusted.

Lisbon, March 6, 2006

The Board of Directors,

ANNUAL GENERAL MEETING OF SHAREHOLDERS

PT - MULTIMÉDIA - SERVIÇOS DE TELECOMUNICAÇÕES E MULTIMÉDIA, SGPS, S.A.

19th April 2006

PROPOSAL OF THE SHAREHOLDER PORTUGAL TELECOM, SGPS, S.A.

ITEM 10 ON THE AGENDA:

(To resolve on the acceptance of the resignations from the Board of Directors presented and reduction of the number of members of the Board of Directors to 13 members)

Whereas:

A) Mr. Joaquim Francisco Alves Ferreira de Oliveira and Mr. José Augusto Castelhano Nunes Egreja presented their resignations as directors on 31st May 2005 and on 6th March 2006, respectively;

B) Therefore, there are two vacancies in the Board of Directors, although, bearing in mind the company's current activities and situation, it is not deemed necessary to fill said vacancies;

C) The Board of Directors' composition should therefore be reduced;

We propose that it be resolved:

1. To accept the resignations presented by Mr. Joaquim Francisco Alves Ferreira de Oliveira and Mr. José Augusto Castelhano Nunes Egreja;

2. To reduce the number of members of the Board of Directors from 15 to 13 members.

Lisbon, March 6, 2006

The Shareholder

ANNUAL GENERAL MEETING OF SHAREHOLDERS

PT - MULTIMÉDIA - SERVIÇOS DE TELECOMUNICAÇÕES E MULTIMÉDIA, SGPS, S.A.

19th April 2006

PROPOSAL OF THE COMPENSATION COMMITTEE

ITEM 11 ON THE AGENDA:

(To resolve on the report issued by the Compensation Committee related to the corporate bodies members' wage policy for the year of 2006 and the policy implemented in the previous year)

Whereas:

A) In November 2005, CMVM approved a new Corporate Governance Recommendation regarding listed companies' corporate bodies remuneration;

B) Under such Recommendation, a declaration on the policy for remunerating members of a company's corporate bodies should be submitted to the shareholders at the general meeting, thus benefiting from transparency and legitimacy in the determination of such remunerations;

C) The Compensation Committee prepared a document containing the guidelines to be observed by the Committee regarding the remunerations policy to be adopted by the Company in 2006, and including a general description of the way in which the remuneration of the corporate bodies was applied in 2005;

We propose that it be resolved:

1. To approve the report prepared by the Compensation Committee on the Company's corporate bodies remunerations policy determined for the preceding year of 2005, as well as the guidelines of such policy that shall be observed in 2006;

2. To establish the non-binding character of the above mentioned report prepared by the Compensation Committee.

Lisbon, March 6th, 2006

The Compensation Committee

EXHIBIT 9

RECEIVED
2006 JUL -5 P 2:04
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Summary of the public notice as to the resignation of José Augusto Castelhano Nunes Egreja

The Company informed that Mr. José Augusto Castelhano Nunes Egreja resigned from the position of non-executive member of the Board of Directors.

ANNUAL GENERAL MEETING OF SHAREHOLDERS

PT - MULTIMÉDIA - SERVIÇOS DE TELECOMUNICAÇÕES E MULTIMÉDIA, SGPS,
S.A.

19th April 2006

PROPOSAL OF THE SHAREHOLDERS BES AND BPI PENSÕES ON BEHALF OF FUNDO DE PENSÕES DO BANCO BPI

ITEM 5 ON THE AGENDA:

(To resolve on a general appraisal of the company's management and supervision)

Taking into consideration the role played by the Board of Directors in the financial year of 2005 with special relevance to the results achieved, as well as the way the supervision body has performed its duties, we hereby propose to be resolved for approval a general appraisal of the Board of Directors, and each of its members, and of the Sole Auditor.

Lisbon, April 3, 2006

The Shareholder BES

The Shareholder BPI PENSÕES on behalf of Fundo de Pensões do Banco BPI

[Papel timbrado da PT Multimédia]

Mr. Chairman of the Board of the General Meeting
PT Multimédia, Serviços de Telecomunicações
e Multimédia, SGPS, S.A.

Corporate Bodies Remuneration Policy

Dear Sir,

The Company's Remuneration Committee

Following the recent amendments to the Recommendations of the Portuguese Securities Market Commission (*Comissão do Mercado dos Valores Mobiliários* – CMVM) on Corporate Governance matters, including the new Recommendation 8-A, the Company's Remuneration Committee hereby presents a general report on the determination of the corporate bodies' remunerations by the Company in the preceding financial year.

The Remuneration Committee also presents the guidelines it shall follow in 2006.

A. Remunerations determined in 2005

As recommended by CMVM, in the following paragraphs the Remuneration Committee informs, pursuant to CMVM's Recommendation 8-A, on the remunerations determined in 2005.

1. Directors' Remuneration

a) Fixed and variable remuneration of the executive and non-executive Directors

In 2005, the fixed and variable remunerations determined by the Remuneration Committee for the executive and non-executive Directors were the following:

[Papel timbrado da PT Multimédia]

	Remuneration (Thousands euros)	
	Fixed	**Variable**
Executive Directors	1,188	440
Non-executive Directors	44	-

The Directors' variable remuneration was principally composed of remuneration premia and dependant on PT Multimédia's performance and share price evolution on regulated market.

On the other hand, the Directors of PT Multimédia's who performed duties in 2005 in other companies of PT Group were only paid by one of the companies in which they have performed duties, based on criteria of predominant executive assignment. Therefore, some of the Directors of PT Multimédia were not remunerated for the duties they undertook in the Company.

b) *Alignment of compensation and performance of Executive Directors' and of Company's and Shareholder' interests*

The adequate compensation of executive Directors and its relation with performance are essential in the alignment of the Directors' and the Company's and its Shareholders' interests. These aspects are also relevant for the development of a culture of professionalism and transparency.

In this light, the Company's remuneration policy in 2005 involved the following principal aspects:

- The executive Directors' remuneration adequately compensated the time, effort, experience and competence placed at the service of the Company, a part of it was composed of a variable remuneration, as referred above;

- In order to maximize sound management efforts, the variable remuneration is indexed to the Directors' performance and to its sustainability, as well as to their capacity to achieve certain goals which concur for the strategic objectives of PT Multimédia.

- For such purpose, while establishing the amount of the aforementioned variable remuneration, the evolution of macro indicators was taken into account, including those associated to the EBITDA, the Company's Net Debt and to Capex, in addition to other important goals established among PT Multimédia's most relevant companies.

c) *Allotment of shares or stock call options or other share incentive systems - Premiums, non financial benefits and profit sharing*

At present there are no plans for the allotment of shares, stock call options or other share incentive systems.

The premiums granted by PT Multimédia correspond to variable remunerations, whose global amount is indicated in the table included in paragraph a) above.

There were no other premiums or non-financial benefits of any nature, including profit sharing.

d) Compensation paid or due for the termination of office

No compensation payments were made or became due to former directors for termination of their functions.

2. General Meeting Board Members' and Sole Auditor's Remuneration

In 2005, General Meeting Board members' remuneration was a fixed amount determined by the Remuneration Committee.

The Sole Auditor was remunerated under the terms established in the agreement entered into with the Company under the law applicable to Statutory Auditors.

B. Remuneration Policy for 2006

In the Remuneration Committee's opinion, the corporate bodies' remuneration policy executed in 2005 shall continue to be executed in 2006, as its results have proven that it correctly adjusts the interests of the corporate bodies members to those of the Company and of its Shareholders.

Notwithstanding the foregoing, the prospective amendments to be introduced in corporate governance models (with the approval of several modifications to the Portuguese Companies Code) may require the Company to adopt some modification to its remuneration policy. It is thus essential to guarantee that the Remuneration Committee may adequate the above mentioned remuneration policy in accordance with the modifications that effectively take place, including any modifications of the duties currently imposed to corporate bodies.

Therefore, the Remuneration Committee proposes to the General Meeting that it is authorised to update, if necessary, the Company's remuneration policy in accordance with the new legal and regulatory context and/or the context resulting from the approval of new CMVM's recommendations, or from any best practices that become commonly adopted in the meantime. Therefore, the remuneration policy guidelines referred to above shall be of non-binding nature, under the terms of the aforementioned CMVM's Recommendation 8-A.

[Papel timbrado da PT Multimédia]

Lisbon, April 3rd, 2006

The Remuneration Committee


RECEIVED
2006 JUL -5 P 2:01
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ANNUAL GENERAL MEETING OF SHAREHOLDERS

PT – MULTIMÉDIA - SERVIÇOS DE TELECOMUNICAÇÕES E MULTIMÉDIA, SGPS, S.A.

19th April 2006

PROPOSAL OF THE BOARD OF DIRECTORS

ITEM 6 ON THE AGENDA:

(To resolve on the acquisition and disposal of own shares, including their acquisition in connection with the share buyback programme)

Whereas:

A) It is convenient for the Company to be able to continue to make use, under general terms, of the possibilities inherent in share buyback transactions;

B) That same interest exists as well with regard to dependent companies, which may even be bound, notably under their own issuances of securities, to acquire or dispose of shares of the Company, which, without prejudice to the provisions of article 319-3 of the Portuguese Companies Code, it is also convenient to provide for;

C) Under item 7 on the agenda, it is proposed the implementation of a share buyback programme;

D) Commission Regulation no. (EC) 2273/2003 of 22 December 2003 established a special system of rules containing, namely, exemption requirements from the general regime governing market abuse for certain share buyback programmes, which requirements it is advisable to take into account even in the case of acquisitions not within the scope of the programmes covered by those regulations;

E) Considering the tender offer for the acquisition of all shares representing the Company's share capital, for which a preliminary launch announcement was published on February 7, 2006 by the companies Sonae, SGPS, S.A. and Sonaecom, SGPS, S.A., as amended on February 8, 2006 and March 23, 2006, the implementation of this proposal shall be suspended during said offer period.

We propose that it be resolved:

1) To approve the acquisition by the Company, or by any dependent companies, present or future, of own shares, including any rights to the acquisition or allocation thereof, subject to a decision by the management body of the acquiring company, and under the following terms:

   a) **Maximum number of shares to be acquired:** Up to a limit equivalent to ten percent of the share capital, deducting any disposals made, without prejudice to such quantity as may be required for compliance with the acquirer's obligations under law, contract or issuances of securities, or arising from any contractual obligation to implement the Company's stock option plan, subject, if applicable, to subsequent disposal, as established by law, of such shares as may exceed said limit, and without prejudice to the acquisition of own shares

for the purpose of implementing a resolution for a capital reduction as provided for under item 7 on the agenda, in which case the specific limits stipulated in the reduction resolution shall apply;

Subject to the requirements established by law and in this resolution, acquisition made by the Board of Directors within the framework of a share buyback programme is hereby approved, such acquisition to be made in any of the forms provided for under this resolution, namely under paragraph 1(c);

b) **Term during which the acquisition may be made:** Eighteen months beginning on the date of this resolution;

c) **Forms of acquisition:** Subject to the terms and mandatory limits established by law, acquisition of shares, or rights of acquisition or allocation of shares, for consideration, in any form, on a stock exchange, and over-the-counter acquisition, in compliance with the principle of equality of shareholders as established by law, namely from a financial institution with which the Company has entered into an equity swap agreement or other similar instruments, or any other acquisition for the purpose of, or by virtue of, complying with an obligation established by law or contract, or conversion or exchange of convertible or exchangeable securities issued by the Company or a dependent company, in accordance with the relevant terms of issue or any contracts implemented with regard to such conversion or exchange;

d) **Minimum and maximum consideration for the acquisitions:** The consideration of the acquisition should fall within an interval of fifteen percent less than the lowest trading price and fifteen percent more than the average trading price, respectively, of the shares to be purchased on the domestic stock exchanges during the 5 stock exchange sessions immediately preceding the date of acquisition or the creation of the right of acquisition or allocation of shares, or should correspond to the acquisition price resulting from any contracted financial instruments, to the terms of issue, by the Company or any dependent company, of securities convertible in or exchangeable for Company shares, or to contracts entered into in connection with such conversions or exchanges;

e) **Time of acquisition:** To be determined by the management body of the acquiring company, taking into account the situation of the securities market and the convenience or obligations of the purchaser, the Company or any of its dependent companies, and to be carried out one or more times and in such proportions as the said management body may stipulate.

2) To approve the disposal of own shares that may have been acquired, subject to a resolution of the disposing Company's management body, and on the following terms:

a) ***Minimum number* of shares to be disposed of:** The number corresponding to the minimum block of shares which at the time of disposal is legally stipulated for the shares of the Company, or

such lesser quantity as may be sufficient to fulfil any obligation undertaken by virtue of law, contract or issuance of other securities;

b) Term during which the disposal may take place: Eighteen months beginning on the date of this resolution;

c) Form of disposal: Subject to the terms and mandatory limits established by law, disposal for consideration in any form, notably by sale or exchange, to be made on a stock exchange or over-the-counter to certain entities designated by the disposing company's management body, in compliance with the principle of equality of shareholders as established by law, namely to financial institutions counter-parties to equity swap agreements or other similar agreements or where the disposal is decided within the framework of, or in connection with, a proposal of application of profits or distribution of reserves in kind, without prejudice to, in the case of any disposal in fulfilment of an obligation or arising from the issuance of other securities by the Company or a dependent company, or of contracts related to such issue, or contractual bond to implement the stock option plan of the Company, to be carried out in accordance with the applicable terms and conditions;

d) Minimum price: Consideration of no more than fifteen percent below the average trading price on the domestic stock exchanges of the shares to be disposed during the 5 exchange sessions immediately preceding the date of disposal, or such price as may be stipulated or result from the terms and *conditions of issuance of other securities, namely convertible or* exchangeable securities, or from any contract entered into in connection with such issuance, conversion or exchange, in the case of a disposal arising therefrom;

e) Time of disposal: To be determined by the management body of the disposing company, taking into account the situation of the securities market and the convenience or obligations of the disposing company, the Company or any of its dependent companies, and made in one or more times and in such proportions as such management body may stipulate.

3) To approve that an indication be conveyed to the Board of Directors, without prejudice to its freedom of decision and action within the framework of the resolutions of paragraphs 1 and 2, that it take into account, depending on the circumstances that the Board deems relevant (and, especially, as regards acquisitions comprised in buy-back programmes aimed at the satisfaction of conversion rights of bonds or other securities, or stock options or similar rights, or others that may be the subject of the Regulation referred to in the Whereas clauses), in addition to the recommendations of the Portuguese Securities Commission (*Comissão do Mercado de Valores Mobiliários*) in force from time to time, the following *practices advisable as regards the acquisition and disposal of own shares under the authorizations* granted in accordance with the foregoing paragraphs:

   a) Disclosure to the public, before the beginning of the acquisition and disposal transactions, of the content of the preceding authorization, in particular, its goal, the maximum value of the acquisition, the maximum number of shares to be acquired and the term authorized for such purpose;

   b) Record keeping of each transaction carried out within the framework of the preceding authorizations;

c) Public disclosure of the transactions carried out until the end of the seventh day of the trading session following the date on which such transactions take place;

d) Carrying out the transactions under conditions of time, form and volume that do not disturb the regular operation of the market, notably seeking to avoid it at sensitive times for trading, in particular, at the opening and closing of the session, at times of market disturbance, at times close to the disclosure of material events or of the disclosure of results;

e) Carrying out of the acquisitions at a price not exceeding the highest of the last independent transaction or the highest independent offer at the time of acquisition on the official listings of Euronext Lisbon;

f) Limiting the acquisitions to 25% of the daily average trading volume, or to 50% of such volume if communicated to the competent authority and disclosed to the market;

g) Refraining from disposal during any carrying out of a buy-back programme covered by the Regulation mentioned in the Whereas clauses.

For such purpose, the Board of Directors may organize the separation of the acquisitions and their respective systems of rules, notably according to the programme in which they are included, and provide information regarding such separation in the relevant public disclosure.

4) That the possibility of implementing the resolution as proposed above be suspended during the period (i.e., until the settlement of the offer or its termination) of the tender offer for the acquisition of all shares representing the Company's share capital, for which a preliminary launch announcement was published on February 7, 2006 by the companies Sonae, SGPS, S.A. and Sonaecom, SGPS, S.A., as amended on February 8, 2006 and March 23, 2006, or of any other tender offer qualified as a competing offer, which preliminary announcement has been or will be published.

Lisbon, April 4, 2006

The Board of Directors

ANNUAL GENERAL MEETING OF SHAREHOLDERS

PT – MULTIMÉDIA - SERVIÇOS DE TELECOMUNICAÇÕES E MULTIMÉDIA, SGPS, S.A.

19th April 2006

PROPOSAL OF THE BOARD OF DIRECTORS

(ADDENDUM)

ITEM 7 ON THE AGENDA:
(PROPOSAL I)

(To resolve on a possible reduction in share capital, namely a reduction in the amount of up to 3,863,710.25 Euros, for the purpose of releasing excess capital in connection with the share buyback programme, by means of cancellation of up to 15,454,841 own shares to be acquired as a result of the implementation of the resolution, as well as on related reserves, with the corresponding amendment to paragraphs 1 and 2 of article 4 of the Articles of Association)

Considering:

A) The initial proposal submitted by the Board of Directors under this item on the agenda;

B) That, considering the tender offer for the acquisition of all shares representing the Company's share capital, of which a preliminary launch announcement was published on February 7, 2006 by the companies Sonae, SGPS, S.A. and Sonaecom, SGPS, S.A., as amended on February 8, 2006 and March 23, 2006, it is convenient to clarify that the implementation of this proposal shall be suspended during said offer period.

We propose that the initial proposal submitted by the Board of Directors under this item on the agenda be considered with a paragraph 10:

10. That the possibility of implementing the resolution as proposed above be suspended during the period (i.e., until the settlement of the offer or its termination) of the tender offer for the acquisition of all shares representing the Company's share capital, of which a preliminary launch announcement was published on February 7, 2006 by the companies Sonae, SGPS, S.A. and Sonaecom, SGPS, S.A., as amended on February 8, 2006 and March 23, 2006, or of any other tender offer qualified as a competing offer, which preliminary announcement has been or will be published.

Lisbon, April 4, 2006

The Board of Directors

ANNUAL GENERAL MEETING OF SHAREHOLDERS

PT – MULTIMÉDIA - SERVIÇOS DE TELECOMUNICAÇÕES E MULTIMÉDIA, SGPS, S.A.

19th April 2006

PROPOSAL OF THE BOARD OF DIRECTORS

(ADDENDUM)

ITEM 7 ON THE AGENDA:
(PROPOSAL II)

(To resolve on a possible reduction in share capital, namely a reduction in the amount of up to 3,863,710.25 Euros, for the purpose of releasing excess capital in connection with the share buyback programme, by means of cancellation of up to 15,454,841 own shares to be acquired as a result of the implementation of the resolution, as well as on related reserves, with the corresponding amendment to paragraphs 1 and 2 of article 4 of the Articles of Association)

Considering:

A) The initial proposal submitted by the Board of Directors under this item on the agenda;

B) That, considering the tender offer for the acquisition of all shares representing the Company's share capital, for which a preliminary launch announcement was published on February 7, 2006 by the companies Sonae, SGPS, S.A. and Sonaecom, SGPS, S.A., as amended on February 8, 2006 and March 23, 2006, it is convenient to clarify that the implementation of this proposal shall be suspended during said offer period.

We propose that the initial proposal submitted by the Board of Directors under this item on the agenda be considered with an additional paragraph:

That the possibility of implementing the resolution as proposed above be suspended during the period (i.e., until the settlement of the offer or its termination) of the tender offer for the acquisition of all shares representing the Company's share capital, for which a preliminary launch announcement was published on February 7, 2006 by the companies Sonae, SGPS, S.A. and Sonaecom, SGPS, S.A., as amended on February 8, 2006 and March 23, 2006, or of any other tender offer qualified as a competing offer, which preliminary announcement has been or will be published.

Lisbon, April 4, 2006

The Board of Directors,



RELEASE


RECEIVED
2006 JUL -5 P 2:04
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

PT Multimedia informs on Shareholders General Meeting

Lisbon, Portugal, 19 April 2006 – PT Multimedia's Board of Directors informs its shareholders of the following:

1. The Board of Directors disagrees with the understanding issued by the Portuguese Securities Commission (Comissão do Mercado de Valores Mobiliários, "CMVM") in response to Sonaecom petition regarding the Annual General Meeting of shareholders to be held today. This position is seconded by law professors. Shareholders themselves, and not the Board of Directors, are exclusively competent to resolve on the matters included in the proposals submitted by the Board of Directors to the general meeting. Therefore, it is not understandable how such may be considered defensive measures of the Board of Directors;

2. Notwithstanding, and because it is not the Board of Directors' intention to execute such actions during the tender offer process, the Board of Directors has decided to withdraw the proposals timely submitted to the shareholders on items 6 and 7 of the agenda of the General Meeting of shareholders to be held today, which are related to the purchase of own shares and share buyback programme.

3. In this light, the Board of Directors emphasizes the necessity to convene a general meeting of shareholders to resolve on such matters.

Contacts: Luís Pacheco de Melo, Chief Financial Officer
lmelo@pt-multimedia.pt
Tel.: +351.21.7824725
Fax: +351.21.7824735


P T Multimedia

RELEASE


RECEIVED
2006 JUL -5 P 2:04
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

PT Multimedia Annual General Shareholders' Meeting approves a cash dividend of Euro 0.275 per share and the increase followed by the reduction of the Company's share capital

Lisbon, Portugal, 19 April 2006 – PT Multimedia announced that its Annual General Shareholders' Meeting was held today.

As per the press release disclosed today, the Board of Directors withdrew the proposals submitted to the shareholders on items 6 and 7 of the agenda, which related to the purchase of own shares and the execution of a share buyback programme.

The remaining proposals submitted to the shareholders on the items of the agenda were approved as follows:

- Election of the Chairman of the General Meeting of Shareholders, Mr. Jorge Luís Seromenho Gomes de Abreu, following the resignation presented by the former Chairman of the General Meeting.

- PT Multimedia's management report, and the individual and consolidated financial statements for 2005.

- Application of the 2005 net income of Euro 114,402,458.60, as follows:
  - Euro 5,720,123.00 for the legal reserve;
  - Euro 23,680,707.90 to be allocated to retained earnings;
  - Euro 85,001,627.70 for distribution as dividends, equivalent to Euro 0.275 per share.

- Vote of confidence to all members of the Board of Directors and the Statutory Audit Board.

- Share capital increase in the amount of Euro 173,094,223.68, to be carried out by means of:

  - Incorporation of share issuance premia in the amount of Euro 159,288,231.37;
  - Legal reserves in the amount of Euro 12,631,735.31;
  - Special reserve relating to the cancellation of treasury shares in the amount of Euro 1,174,257.00.

  The share capital increase shall be executed through an increase in the par value of all shares representing the Company's share capital by an amount equal to 56 Euro cents, whereby the par value

of each share will be 81 Euro cents, with the corresponding amendment to paragraphs 1 and 2 of article 4 of the Articles of Association.

- Share capital reduction to Euro 30,909,682.80, to be carried out by means of a reduction in the par value of all shares representing the share capital, whereby each share will have a par value of 10 Euro cents, with the corresponding amendment to paragraphs 1 and 2 of article 4 of the Articles of Association.

- Resignations of two Directors and reduction to 13 of the number of members of the Board of Directors.

- Report issued by the Compensation Committee related to the corporate bodies members' wage policy for the year of 2006 and the policy implemented in the previous year.

Contacts: Lídia Falcão, Investor Relations Director
lidia.m.falcao@pt-multimedia.pt

Tel.: +351.21.7824725
Fax: +351.21.7824735

Investors in PT Multimedia's parent company, Portugal Telecom, SGPS, S.A. ("PT"), are urged to read PT's Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed by PT with the U.S. Securities and Exchange Commission (the "SEC"), as it will contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by PT with the SEC are available without charge from the SEC's website at www.sec.gov and at PT's principal executive offices in Lisbon, Portugal.

PT Multimedia is listed on the Euronext Stock Exchange. Information may be accessed on Reuters under the symbol PTM.LS and on Bloomberg under the symbol PTM PL.



P T Multimedia

PT- Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, S.A.
Public Company
Head Office: Av. 5 de Outubro, no. 208, Lisbon
Legal Entity: 504 453 513
Share Capital: 77,274,207 Euros
Registered with Lisbon Commercial Registry Office under no. 8357

Dividend Payment for 2005

In accordance with Portuguese legislation and pursuant to the resolution of the Shareholders Meeting of April 19, 2006, Shareholders are hereby informed that the following dividends per share for the year ended December 31, 2005 will be paid on May 17, 2005:

Gross Dividend	0.275 euros
Withholding Tax IRS/ IRC (20%)	0.055 euros
Net Dividend	0.220 euros

Payment will be made through the Portuguese Central Securities Depository ("Central de Valores Mobiliários") under article 53 of the Regulation no. 3/2000 and Circular no. 1/2000 of Interbolsa.

Additionally, we inform that, as from May 12, 2006 (inclusive), PT Multimedia shares will be traded on the stock Exchange ex-dividend.

Lisbon, May 2, 2006



Multimedia

PT- Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, S.A.
Public Company
Head Office: Av. 5 de Outubro, no. 208, Lisbon
Legal Entity: 504 453 513
Share Capital: 250,368,430.68 Euros
Registered with Lisbon Commercial Registry Office under no. 8357


RECEIVE
2006 JUL -5 P
OFFICE OF INTERNATI
CORPORATE FINAN

Share Capital Increase from Euro 77,274,207 to Euro 250,368,430.68 by Incorporation of Reserves

Lisbon, May 12, 2006 – PT Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, S.A. ("PT Multimedia") announced, under the terms and for the purposes set forth in paragraph g) of number 1 of article 2 of CMVM Regulation no 4/2004, that:

1. As resolved in the General Meeting held in April 19, 2006, PT Multimedia has executed on May 11, 2006 the public deed for its share capital increase, in the amount of Euro 173,094,223.68 Euros through the incorporation of share issuance premiums, legal reserves and share cancellation special reserve and, as a result, its share capital is currently of Euro 250,368,430.68.

2. The referred share capital increase has been executed by an increase in the par value of all shares representing the share capital of PT Multimedia by 56 Euro cents, the par value of each share becoming 81 Euro cents.

3. This operation has already been registered with the Commercial Registry of Lisbon.

4. The share capital increase above mentioned and consequently the increase of the nominal value of all the shares representing PT Multimedia's share capital will be concluded before the Central de Valores Mobiliários (the stock exchange's clearinghouse) on May 19, 2006. The trading of PT Multimedia shares on the stock exchange with the new nominal value will take place as from May 16, 2006.

Lisbon, May 12, 2006



PT- Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, S.A.
Public Company
Head Office: Av. 5 de Outubro, no. 208, Lisbon
Legal Entity: 504 453 513
Share Capital: 250,368,430.68 Euros
Registered with Lisbon Commercial Registry Office under no. 8357

Composition of the Board of Directors and of the Executive Committee

Lisbon, May 17, 2006 – PT Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, S.A. ("PT Multimedia") following the Board of Directors meeting held on May 3, 2006, and pursuant the terms of subparagraph f) of article 3 of the CMVM's (Portuguese Securities Market Commission) Regulation No. 04/2004, today announced that its Board of Directors also includes as from such date Manuel Francisco Rosa da Silva and Francisco José Meira da Silva Nunes, who will substitute, by co-optation (*cooptação*) José Manuel de Morais Briosa e Gala and Luís Miguel da Fonseca Pacheco de Melo that have ceased their functions as Board members following their resignation. Additionally, Miguel António Igrejas Horta e Costa and and Carlos Alpoim Vieira Barbosa have also resigned to their functions as Board Members.

At the same meeting and following the resignation to the functions of Chairman of the Board of Directors presented by Miguel António Igrejas Horta e Costa, the Board of Directors has resolved that, as the new Chairman shall be elected at the next General Meeting of Shareholders, in the interim, the functions of the Chairman of the Board shall be assumed by the current Board member Henrique Manuel Fusco Granadeiro. In addition, the Board of Directors has chosen from among its members the Executive Committee.

PT Multimedia's Board of Directors and Executive Committee are as follows:

Board of Directors

Chairman	Henrique Manuel Fusco Granadeiro
Members	Zeinal Bava
	Manuel Francisco Rosa da Silva
	Francisco José Meira da Silva Nunes
	Duarte Maria de Almeida e Vasconcelos Calheiros
	Pedro Humberto Monteiro Durão Leitão
	Manuel Fernando Moniz Galvão Espírito Santo Silva
	António Domingues
	José Pedro Sousa de Alenquer

Joaquim Aníbal Brito Freixial de Goes
Luís João Bordalo da Silva

Executive Committee

Chief Executive Officer	Zeinal Bava
Members	Manuel Francisco Rosa da Silva
	Francisco José Meira da Silva Nunes – Chief Financial Officer
	Duarte Maria de Almeida e Vasconcelos Calheiros
	Pedro Humberto Monteiro Durão Leitão


First Quarter _ 2006
Earnings Release

PT Multimedia

Table of Contents

First Quarter _ 2006

Earnings Release

Lisbon, Portugal, 18 May 2006

PT Multimedia announced today its unaudited results for the first quarter ending 31 March 2006.

Operating revenues increased by 5.3% y.o.y. in the first quarter of 2006 to Euro 161 million, underpinned by the growth in the Pay-TV and Broadband Internet revenues, which posted a growth of 8.5% y.o.y.

EBITDA amounted to Euro 50 million, an increase of 12.3% y.o.y. and equivalent to an EBITDA margin of 31.3%.

Net income for the period totalled Euro 17 million, compared to Euro 19 million in the same period of 2005. The reduction in net income is primarily explained by the increase in D&A expenses in connection with the higher level of capex in 2005.

Capex increased by Euro 18 million in the first quarter of 2006 to Euro 34 million, mainly due to the investments related to additional homes passed, restructuring of the access network architecture in order to provide fibre to the hub and the digitalisation programme.

EBITDA minus Capex decreased by 42.5% to Euro 17 million in the first quarter of 2006, reflecting the increase in capex.

Operating cash flow increased 15.7% to Euro 24 million in the first quarter of 2006, as a result of improvement in working capital management.

Net debt amounted to Euro 147 million at the end of the March 2006, a decrease of Euro 24 million from the end of 2005. Excluding financial commitments regarding long-term telecom contracts and transponders, PT Multimedia had a net cash position of Euro 48 million.

Table 1 _ Financial highlights — Euro million

	1Q06	1Q05	y.o.y	4Q05	q.o.q
Operating revenues	160.7	152.6	5.3%	157.8	1.9%
Pay TV and broadband Internet	145.2	133.8	8.5%	135.8	6.9%
Operating costs excluding D&A	110.5	107.8	2.5%	106.3	3.9%
EBITDA (1)	50.3	44.8	12.3%	51.5	(2.4%)
Income from operations	26.2	31.0	(15.4%)	34.5	(24.0%)
Net income	17.0	18.5	(7.8%)	16.1	5.5%
Capex	33.7	15.9	111.5%	110.2	(69.4%)
Capex as % of revenues	21.0	10.4	10.5pp	69.8	(48.9pp)
EBITDA minus capex	16.6	28.8	(42.5%)	(58.7)	n.m.
Net debt	146.9	132.9	10.6%	170.6	(13.9%)
EBITDA margin (2) (%)	31.3	29.3	1.9pp	32.6	(1.4pp)
Net debt / EBITDA (x)	0.7	0.7	(0.0x)	0.8	(0.1x)
EBITDA /net interest (x)	36.6	33.0	3.6x	41.9	(5.2x)

(1) EBITDA = income from operations + depreciation and amortisation. (2) EBITDA margin = EBITDA / operating revenues.

01
Business Performance

Tab 2 _ KPI

	1Q06	1Q05	y.o.y	4Q05	q.o.q
Pay TV and broadband Internet					
Homes passed ('000)	2,695	2,579	4.5%	2,666	1.1%
Bi-directional (broadband enabled)	2,576	2,459	4.8%	2,547	1.1%
Pay-TV customers (2,3) ('000)	1,472	1,456	1.1%	1,479	(0.5%)
Cable	1,090	1,070	1.9%	1,090	0.1%
Satelite	381	386	(1.2%)	389	(2.0%)
Pay-TV net additions ('000)	(7)	7	n.m.	(6)	24.9%
Cable	1	4	n.m.	(7)	n.m.
Satelite	(8)	3	n.m.	1	n.m.
Penetration rate of cable (%)	40.5%	41.5%	(1.0pp)	40.9%	(0.4pp)
Premium subscriptions (3) ('000)	755	809	(6.7%)	774	(2.4%)
Pay to basic ratio (%)	51.3%	55.6%	(4.2pp)	52.4%	(1.0pp)
Cable broadband accesses ('000)	352	319	10.2%	348	1.0%
Cable broadband net additions ('000)	3	14	(75.8%)	7	(50.2%)
Penetration of cable broadband (%)	32.2%	29.8%	2.4pp	32.0%	0.3pp
Blended ARPU (Euro)	28.3	27.9	1.5%	27.5	3.1%
Audiovisuals					
Tickets sold ('000)	1,604	1,739	(7.7%)	2,153	(25.5%)

(1) As a result of the adjustments made to the customer base, at the end of 2Q05 and following the migration to new CRM, provisioning and billing systems, the number of Pay-TV customers at the end of 2Q05, 1Q05 and 4Q04 was 1,465 thousand, 1,456 thousand and 1,449 thousand, respectively. The adjusted number of cable broadband customers at the end of 2Q05, 1Q05 and 4Q04 was 333 thousand, 319 thousand and 305 thousand, respectively. **(2)** These figures are related to the total number of Pay-TV basic customers. PTM's Pay-TV business offers several basic services, based on different technologies, directed to different market segments (residential, real estate and hotels), with a distinct geographical scope (mainland Portugal and the Azores and Madeira islands) and with a variable number of channels. **(3)** These figures include products in temporary promotions, such as "Try and Buy" promotions.

Pay-TV and Broadband Internet

The number of homes passed at the end of the first quarter of 2006 increased by 4.5% y.o.y. to 2,695 thousand. Currently 95.6% of homes passed are bi-directional and therefore broadband enabled.

In the first quarter of 2006, PT Multimedia continued to restructure its access network architecture, to provide fibre to the hub, in order to allow higher broadband speeds and increased quality of service in the digital offer and paving the way for the introduction of additional services such as VoD. The implementation of the fibre to the hub architecture will be largely completed by the end of 2006 and will cover approximately 75% of the customer base.

Pay-TV customers totalled 1,472 thousand at the end of March 2006 (1,090 thousand Cable and 381 thousand Satellite subscribers), a decrease of 7 thousand customers from the end of 2005, which is due to the decrease in Satellite subscribers, reflecting the short term impact of the exchange programme of all digital set-top boxes smart cards relative to Nagra's new Aladin encryption system, which was concluded in March.

Premium subscriptions reached 755 thousand at the end of March 2006, equivalent to a pay-to-basic ratio of 51.3%. Subscriber take up of premium services is being impacted primarily by weaker macroeconomic conditions. Sport TV continues to be the most popular premium content with 416 thousand customers.

01
Business Performance

The effort to digitalise the Pay-TV services has been a key factor in enhancing PT Multimedia's offer. In the cable platform, PT Multimedia concluded on 15 May 2006 the replacement of the analogue set-top boxes for digital ones and switched off its premium analogue signal. As of 31 March 2006, the total number of set-top boxes, cable and satellite, with access to digital services stood at 570 thousand units.

In the first quarter of 2006, PT Multimedia further enhanced its Funtastic Life digital offer by launching Radio, which provides its digital customers access to 13 radio stations. This new service broadens TV Cabo's digital offer functionalities, which already include pay-per-view, multi-camera, multiplexed games, electronic TV guide and replay. The Funtastic Life digital service reached 163 thousand subscribers by the end of March 2006, in line with PT Multimedia's plans.

In April 2006, PT Multimedia and TMN launched a mobile TV service - Mobile TV by TV Cabo – allowing TMN customers access to 21 channels provided by PT Multimedia, including news, music and sports.

In the first quarter of 2006, broadband customers increased by 10.2% y.o.y to 352 thousand. Broadband penetration rate in cable reached 32.2% an increase of 2.4pp y.o.y.

Blended ARPU in the first quarter of 2006 totalled Euro 28.3, an increase of 1.5% y.o.y., reflecting particularly increased penetration of broadband services and take up of the Funtastic Life digital package.

Audiovisuals

In the first quarter of 2006, cinema tickets sold in Portugal totalled 1,604 thousand, a decrease of 7.7% y.o.y. This decrease, in line with European and North American markets, is essentially due to a lower number of blockbuster releases during this period and reflects the fact that the Easter holidays were in the second quarter rather than the first.

In the first quarter of 2006, PT Multimedia acquired a new multiplex in Gondomar with 12 screens and closed Santa Maria da Feira and Vila Franca de Xira theatres', with 3 and 2 screens respectively. PT Multimedia's cinema network currently has 185 screens, with a total of 34,225 seats.

PT Multimedia distributed 32 movies in the first quarter of 2006, with the most successful being "Munich", "Match Point", "Pride and Prejudice", "Aeon Flux" and "Memoirs of a Geisha".

Additionally, PT Multimedia released 125 new titles on video, including "Chicken Little", "The Lady and the Tramp – Special Edition", "The Legend of Zorro", "Cinderella Man" and "Noddy Vol.11 and Vol.12".

02

Consolidated Income Statement

Table 3 _ Consolidated Income Statement [1] — Euro million

	1Q06	1Q05	y.o.y	4Q05	q.o.q
Operating revenues	**160.7**	**152.6**	**5.3%**	**157.8**	**1.9%**
Pay-TV and cable Internet	145.2	133.8	8.5%	135.8	6.9%
Audiovisuals	19.4	20.9	(7.1%)	25.0	(22.2%)
Other and eliminations	(3.9)	(2.1)	84.3%	(3.0)	28.6%
Operating costs excluding D&A	**110.5**	**107.8**	**2.5%**	**106.3**	**3.9%**
Wages and salaries	11.8	11.0	7.3%	11.2	4.9%
Direct costs	50.0	50.3	(0.5%)	52.3	(4.4%)
Programming costs	36.4	34.4	5.7%	34.7	4.8%
Other direct costs	13.7	15.9	(13.9%)	17.6	(22.5%)
Costs of products sold	2.9	4.2	(30.8%)	1.8	61.4%
Marketing and publicity	4.0	3.9	1.1%	6.2	(36.2%)
Support services	12.6	8.2	53.4%	9.1	38.6%
Supplies and external expenses	20.0	20.4	(2.3%)	19.5	2.6%
Provisions	3.6	3.1	14.5%	0.1	n.m.
Other operating costs	5.6	6.6	(15.1%)	6.0	(6.3%)
EBITDA	**50.3**	**44.8**	**12.3%**	**51.5**	**(2.4%)**
Depreciation and amortisation	24.1	13.8	74.6%	17.0	41.5%
Income from operations	**26.2**	**31.0**	**(15.4%)**	**34.5**	**(24.0%)**
Other expenses (income)	**0.0**	**(0.3)**	**n.m.**	**(1.5)**	**n.m.**
Goodwill impairment	(0.0)	0.0	n.m.	(0.0)	n.m.
Losses (gains) on disp. of fixed assets	(0.0)	(0.2)	n.m.	0.0	n.m.
Other non-recurring costs (income)	0.0	(0.1)	n.m.	(1.5)	n.m.
Income before financ. & inc. taxes	**26.2**	**31.2**	**(16.2%)**	**36.0**	**(27.3%)**
Financial expenses (income)	**1.9**	**3.4**	**(44.2%)**	**(2.9)**	**n.m.**
Net interest expenses	1.4	1.4	1.3%	1.2	11.5%
Net other financial expenses	0.1	0.4	(71.4%)	0.6	(81.6%)
Equity in losses (earnings) of affiliates	0.4	1.6	(74.8%)	(4.8)	n.m.
Income before income taxes	**24.3**	**27.8**	**(12.7%)**	**39.0**	**(37.7%)**
Income taxes	(6.5)	(7.9)	(18.6%)	(8.9)	(27.3%)
Income from continued operations	**17.8**	**19.9**	**(10.4%)**	**30.1**	**(40.8%)**
Income from discontinued operations	0.0	(1.5)	n.m.	(14.5)	n.m.
Income applicable to minority interests	(0.8)	0.1	n.m.	0.6	n.m.
Consolidated net income	**17.0**	**18.5**	**(7.8%)**	**16.1**	**5.5%**

02 Consolidated Income Statement

Consolidated Operating Revenues

Operating revenues increased by 5.3% y.o.y. to Euro 161 million in the first quarter of 2006. In the first quarter of 2005 operating revenues were negatively impacted by the adjustments made in the customer base, as revenues related to bad debt customers, in accordance with IFRS rules, were written-off and provisions relating to such customers were reversed.

Operating revenues in Pay-TV and broadband Internet increased by 8.5% y.o.y. in the first quarter of 2006 to Euro 145 million, underpinned by particularly higher broadband penetration and take up of Funtastic Life Digital package. In the first quarter of 2006, Pay-TV and broadband Internet accounted for 90.3% of PT Multimedia's operating revenues.

Operating revenues in the Audiovisual business fell by 7.1% y.o.y. in the first quarter 2006 to Euro 19 million. This decline was mainly due to lower video and cinema exhibition revenues.

EBITDA

In the first quarter of 2006, EBITDA growth was still conditioned by: (1) significant increase in support services expenses (Euro 4.4 million) mainly in connection with customer care activities aiming at improving the quality of service, the increased focus in customer retention, and ensuring migration to new information systems; and (2) higher programming costs relating to the launch of the new digital service, Funtastic Life.

Notwithstanding the impacts described above, EBITDA increased by 12.3% y.o.y. in the first quarter of 2006 to Euro 50 million, with EBITDA margin improving by 1.9pp y.o.y. to 31.3%, primarily due to the increase in ARPU (+1.5%) in the period.

Consolidated Operating Costs

Consolidated operating costs, excluding depreciation and amortisation, amounted to Euro 111 million in the first quarter of 2006, an increase of 2.5% y.o.y., primarily as a result of the increase in support services expenses and programming costs.

Wages and salaries remained stable in the first quarter of 2006, amounting to Euro 12 million and representing 7.3% of consolidated operating revenues.

Direct costs, which include programming and other direct costs, remained stable in the first quarter of 2006, amounting to Euro 50 million. This cost item represented 31.1% of consolidated operating revenues. Programming costs increased by 5.7% y.o.y. in the first quarter of 2006 to Euro 36 million, mainly as result

of the launch of new channels in the second quarter of 2005, namely the new premium movie channel, Lusomundo Happy, and the additional channels included in the Funtastic Life package, which significantly enriched PT Multimedia's Pay-TV offer. The decrease in other direct costs is mainly due to the reduction in telecommunications costs.

Costs of products sold decreased by 30.8% y.o.y. to Euro 3 million in the first quarter of 2006, primarily as a result of the decrease of videos sales in the audiovisuals business. This cost item represented 1.8% of consolidated operating revenues.

Marketing and publicity costs increased by 1.1% y.o.y. in the first quarter of 2006 to Euro 4 million. This cost item represented 2.5% of consolidated operating revenues.

Support services costs (including mainly outsourcing costs related to information systems, call centres and logistics) rose by 53.4% y.o.y. in the first quarter of 2006 to Euro 13 million. This increase reflects (1) the investment made in call centres aiming at improving the quality of service; (2) higher take up of broadband and digital Pay-TV services; (3) focus in customer retention, and (4) higher outsourcing costs namely related to information systems, inherent to the migration to new information systems. Support service costs accounted for 7.8% of consolidated operating revenues.

Supplies and external expenses decreased by 2.3% y.o.y. in the first quarter of 2006 to Euro 20 million, reflecting the continuous effort to control structural costs. This caption accounted for 12.4% of consolidated operating revenues.

Provisions increased by Euro 0.5 million in the first quarter of 2006 to Euro 3.6 million. The increase in this caption, which represented 2.2% of consolidated operating revenues, is primarily due to doubtful receivables in the Pay-TV and broadband Internet business.

Depreciation and amortisation costs rose by 74.6% y.o.y. to Euro 24 million in the first quarter of 2006. This item, which accounted for 15.0% of consolidated operating revenues, increased mainly due to a higher level of capex in 2005, including: (1) the leasing of two additional transponders; (2) the long-term telecoms contract signed in the fourth quarter of 2005; (3) the roll out of new homes passed; (4) the roll out of set-top-boxes related to the digitalization programme, and (5) the investment in new information systems.

Net Income

Net income amounted to Euro 17 million in the first quarter of 2006, which compares with Euro 19 million in the same period of last year.

Net interest expenses remained flat at Euro 1.4 million in the first quarter of 2006 and includes interest related with the financial commitments regarding long-term telecom contracts and transponders.

Equity accounting in losses of affiliated companies totalled Euro 0.4 million in the first quarter of 2006 as compared Euro 1.6 million in the same period of last year. In the first quarter of 2006, this caption includes primarily PT Multimedia share in the results of Octal TV (loss of Euro 0.7 million) and Lisboa TV (gain of Euro 0.3 million).

Income taxes decreased by 18.6% to Euro 7 million due to the reduction in income before taxes during the period.

Income from discontinued operations includes the results of companies that have been disposed during the reportable periods. Having announced the disposal of Lusomundo Serviços in February 2005, this business was reported as discontinued operations in the consolidated income statement for the year 2005 in accordance with IFRS rules. As a result, the earnings of this company were included in this caption until the effective date of the disposal occurred on the 25 August 2005.



03 Capex

Table 4 _ Capex — Euro million

	1Q06	1Q05	y.o.y	4Q05	q.o.q
Pay-TV and cable Internet infrastructure	12.8	5.3	139.6%	7.8	64.0%
Terminal equipment	8.3	2.7	202.6%	5.8	42.2%
Telecoms network capacity	0.0	0.0	n.m.	65.7	n.m.
Transponders	0.0	0.0	n.m.	16.6	n.m.
Audiovisuals	6.2	1.3	n.m.	3.4	83.4%
Other	6.4	6.5	(1.3%)	10.9	(40.8%)
Total capex	**33.7**	**15.9**	**111.5%**	**110.2**	**(69.4%)**

Capex reached Euro 34 million in the first quarter of 2006, equivalent to 21.0% of operating revenues. The increase in capex was mainly due to: (1) investments made in Pay-TV and cable Internet infrastructure related with the roll out of new homes passed and the restructuring of the access network architecture in order to provide fibre to the hub; (2) the increase in the acquisition of terminal equipment relative to the digitalisation programme, and (3) the acquisition of a new movie catalogue in the audiovisuals business.

EBITDA minus Capex amounted to Euro 17 million in the first quarter 2006, which compares to Euro 29 million in the same period of last year. This decrease results from the increase in capex analysed above.



04 Cash Flow

Table 5 _ Free cash flow (Euro million)

	1Q06	1Q05	y.o.y	4Q05	q.o.q
EBITDA minus capex	16.6	28.8	(42.5%)	(58.7)	n.m.
Non-cash items included in EBITDA and capex	(0.1)	(2.2)	n.m.	84.7	n.m.
Change in working capital	7.3	(6.1)	n.m.	(3.0)	n.m.
Operating cash flow	**23.7**	**20.5**	**15.7%**	**23.0**	**3.3%**
Interest paid	(2.1)	(0.9)	n.m.	(0.8)	n.m.
Income taxes paid by certain subsidiaries	(0.3)	(0.2)	n.m.	(1.5)	n.m.
Other cash movements	2.4	4.0	(40.0%)	(3.7)	n.m.
Free cash flow	**23.7**	**23.5**	**0.9%**	**17.0**	**39.8%**

In the first quarter of 2006, operating cash flow increased by 15.7% y.o.y. to Euro 24 million as a result of the positive change in working capital which more than offset the decrease in EBITDA minus Capex. The change in working capital in the first quarter of 2006 resulted from a decrease in inventories of Euro 6 million and an increase in accounts payable to suppliers of Euro 8 million, offset by an increase in accounts receivable of Euro 7 million.

Free cash flow increased by 0.9% to Euro 24 million and was used to reduce net debt, that reached Euro 147 million at the end of March 2006.

05
Consolidated Balance Sheet

Table 6 _ Balance sheet		Euro million
	31 March 2006	31 December 2005
Current assets	300.1	273.0
Cash and equivalents	98.9	76.7
Accounts receivable, net	146.0	136.4
Inventories, net	31.3	37.1
Taxes receivable	10.3	10.9
Prepaid expenses and other current assets	13.6	11.9
Non-current assets	726.8	727.8
Investiments in group companies	20.5	24.7
Intangible assets, net	289.3	294.4
Fixed assets, net	273.7	259.8
Defered taxes	109.3	114.9
Other non-current assets	34.0	34.0
Total assets	**1,026.9**	**1,000.8**
Current liabilities	357.0	336.3
Short term debt	50.3	44.2
Accounts payable	194.7	188.4
Accrued expenses	52.7	43.8
Deferred income	7.3	7.5
Taxes payable	10.8	8.4
Current provisions and other liabilities	41.3	43.9
Non-current liabilities	218.4	225.9
Medium and long term debt	195.6	203.1
Non-current provisions and other liabilities	22.8	22.7
Total liabilities	**575.4**	**562.2**
Equity before minority interests	443.6	429.1
Share capital	77.3	77.3
Share Issued premiums	159.3	159.3
Reserves, retained earnings and other	190.1	80.5
Net income	17.0	112.0
Minority interests	7.8	9.6
Total shareholders' equity	**451.5**	**438.7**
Total liabilities and shareholders' equity	**1,026.9**	**1,000.8**

The gearing ratio [Net Debt / (Net Debt + Shareholders' Equity)] as of 31 March 2006 was 24.6%, while shareholders' equity plus long term debt to total assets ratio stood at 63.0%. At the end of March 2006, the net debt to EBITDA ratio was 0.7 times, which compares with 0.5 times as at 31 December 2005. EBITDA coverage was 36.6 times at the end of March 2006.

Consolidated Net Debt

Table 7 _ Net Debt				Euro million
	31 March 2006	31 December 2005	Change	Change (%)
Short term	**50.3**	**44.2**	**6.0**	**13.6%**
Bank loans	12.7	12.6	0.0	0.1%
Shareholder loans	0.5	0.0	0.5	n.m.
Financial leasing	1.3	1.2	0.1	8.2%
Long-Term Telecom Contracts	27.2	21.9	5.3	24.2%
Transponders	8.6	8.5	0.1	1.4%
Medium and long term	**195.6**	**203.1**	**(7.5)**	**(3.7%)**
Bank loans	34.6	34.6	0.0	0.0%
Financial leasing	1.9	1.9	(0.0)	(0.0%)
Long-Term Telecom Contracts	38.5	43.8	(5.3)	(12.1%)
Transponders	120.6	122.8	(2.2)	(1.8%)
Total debt	**245.8**	**247.3**	**(1.5)**	**(0.6%)**
Cash and short term-investments	98.9	76.7	22.2	29.0%
Net debt	**146.9**	**170.6**	**(23.7)**	**(13.9%)**

As of 31 March 2006, consolidated net debt amounted to Euro 147 million, a decrease of Euro 24 million compared to year-end 2005, resulting from the free cash flow generated during the period.

Excluding financial commitments regarding long-term telecom contracts and transponders, PT Multimedia had a net cash position of Euro 48 million at the end of March 2006.

Shareholders' Equity (excluding Minority Interests)

As at 31 March 2006, shareholders' equity excluding minority interest amounted to Euro 444 million, an increase of Euro 15 million from the end of 2005, mainly as a result of the net income generated during the period of Euro 17 million.

Pursuant to Portuguese legislation, the amount of distributable reserves is determined according to the standalone financial statements of the company prepared in accordance with Portuguese GAAP. As at 31 March 2006, distributable reserves of PT Multimedia amounted to approximately Euro 195 million, an increase of Euro 15 million from the end of 2005, mainly as a result of the net income generated in the period under Portuguese GAAP. The level of distributable reserves is impacted by the amount of (1) treasury stock owned; (2) net income generated; and (3) dividends paid.

PT Multimedia's Shareholders Meeting approved a share capital increase through the incorporation of reserves followed by a capital reduction which will result in the creation of additional distributable reserves of approximately Euro 220 million. The company's share capital reduction is subject to approval from the Lisbon Commercial Court.

06

First Quarter Key Events and Recent Developments

> On 19 April 2006, PT Multimedia's Shareholders approved at the AGM the payment of a cash dividend of Euro 0.275 per share for the year ending 31 December 2005, representing an increase of 10% over previous year.

> PT Multimedia's Shareholders also approved a capital increase through the incorporation of reserves, followed by a capital reduction. When completed, these two transactions will increase PTM's distributable reserves by approximately Euro 220 million. The capital reduction is subject to approval from the Lisbon Commercial Court.

> On 12 May 2006, PT Multimedia announced the execution of the public deed for its share capital increase, in the amount of Euro 173,094,223.68, through the incorporation of share issuance premiums, legal reserves and share cancellation special reserve and, as a result, its share capital is currently of Euro 250,368,430.68. The share capital increase has been executed by an increase in the par value of all shares representing the share capital of PT Multimedia by 56 Euro cents, the par value of each share becoming 81 Euro cents.

> PT Multimedia's shareholders approved the reduction of the size of the Board of Directors to 13 members.

> On 8 February 2006, PT Multimedia informed that Sonaecom, SGPS, SA made a preliminary announcement of its intention to launch an unsolicited offer for a controlling stake of PT Multimedia.

> On 6 March 2006, PT Multimedia announced the report of the Board of Directors regarding the preliminary public tender offer announced by Sonaecom, SGPS, SA.

> On 6 March 2006, PT Multimedia announced that, given the recent positive outcome of tests performed on VoIP technology, it intends to launch a VoIP offer late third quarter of 2006, subject to receiving the necessary regulatory approvals.

> On 17 May 2006, PT Multimedia announced the new composition of its Board of Directors and Executive Committee:

Board of Directors

Chairman: Henrique Manuel Fusco Granadeiro
Members: Zeinal Bava
Manuel Rosa da Silva
Francisco Nunes
Duarte Calheiros
Pedro Leitão
Manuel Fernando Espírito Santo Silva
António Domingues
José Pedro Sousa de Alenquer
Joaquim Freixial de Goes
Luís Bordalo da Silva

Executive Committee

CEO Zeinal Bava
Members Manuel Rosa da Silva
Francisco Nunes (CFO)
Duarte Calheiros
Pedro Leitão

07
Basis of Presentation

In the second quarter of 2005, PT Multimedia recorded certain adjustments to the operating revenues and certain operating costs of its Pay-TV and broadband Internet subsidiary related to the first quarter of 2005, which had a negative impact in operating revenues and EBITDA of Euro 4.0 million and Euro 3.8 million, respectively. As a result the information presented in this earnings release regarding the first quarter of 2005 was adjusted to reflect the above mentioned adjustments.

In the fourth quarter 2005, PT Multimedia has changed the consolidation method for Sport TV, a company 50% owned by PT Conteudos, from equity accounting to proportional consolidation to reflect the joint venture contract existing with the other shareholder of Sport TV. The previous quarters of 2005 have also been adjusted to consider the proportional consolidation of Sport TV as from 1 January 2005.

Additional Information

This information is also available on PT Multimedia's IR website **www.pt-multimedia.pt**

Contacts

Francisco Nunes
Chief Financial Officer
francisco.nunes@pt-multimedia.pt

Lídia Falcão
Investor Relations
lidia.falcao@pt-multimedia.pt

PT Multimedia
Avenida 5 de Outubro, 208
1069-203 Lisboa, Portugal
Tel.: +351 21 782 4725
Fax: +351 21 782 4735

Except for historic information contained herein, this earnings release contains certain forward looking statements which involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by these statements. These risks and uncertainties include, among others, the continued use by subscribers of PT Multimedia's services, technological changes and competition, as well as other factors detailed from time to time in PT Multimedia's filings with the Portuguese Securities and Exchange Commission.

PT Multimedia is listed on the Euronext Stock Exchange. Information may be accessed on Reuters under the symbol PTM.LS and on Bloomberg under the symbol PTM PL.



Multimedia

PT- Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, S.A.
Public Company
Head Office: Av. 5 de Outubro, no. 208, Lisbon
Share Capital: 250,368,430.68 Euros
Registered with the Commercial Registry of Lisbon and corporation number: 504 453 513


RECEIVED
2006 JUL -5 P 2:05
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

SHARE CAPITAL REDUCTION FROM EURO 250,368,430.68 TO EURO 30,909,682.80

Lisbon, Portugal, 30 June 2006 – PT-Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, S.A., for the purposes of CMVM Regulation no 4/2004, hereby transcribes the notice received from the Commercial Court of Lisbon ("Tribunal do Comércio de Lisboa") in the process of share capital reduction resolved at the General Meeting of Shareholders held on April 19, 2006:

"It is hereby announced that it was filed before the 1st Judicial Commercial Court of Lisbon, the process for a Court Authorisation for Share Capital Reduction, with the number 638/06.2TYLSB, which has been delivered to the Court and distributed on June 8, 2006, in which PT Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, S.A., a listed company, with registered office at Av. 5 de Outubro, no. 208, 1069 – 203 Lisbon, registered with Lisbon Commercial Registry and corporation number 504 453 513, with a share capital of EURO 250,368,430.68, is the petitioner.

It is also hereby announced that, pursuant to article 167° of the Companies Code, at the general meeting of shareholders of the petitioner, held on April 19, 2006, it was resolved that the share capital in the amount of EURO 250,368,430.68 shall be reduced to the amount of EURO 30,909,682.80, for the release of excess capital in the amount of EURO 219,458,747.88, being the Chairman of the Board of Directors empowered to proceed with all the acts and formalities necessary for the referred purpose, namely to, solely, execute the public deed of share capital reduction.

All dissident shareholders and creditors are hereby notified to within the period of 30 days as from the date of the publication of the announcement in the internet site www.mj.gov.pt/publicacoes and in the local newspaper, effect their opposition to the reduction – article 1487° of the Civil Action Code ("Código do Processo Civil")."

This information is also available on PT Multimedia's IR website **www.pt-multimedia.pt**

Contacts

Lídia Falcão
Investor Relations
lidia.falcao@pt-multimedia.pt

PT Multimedia
Avenida 5 de Outubro, 208
1069-203 Lisboa, Portugal
Tel.: +351 21 782 4725
Fax: +351 21 782 4735

PT Multimedia is listed on the Euronext Stock Exchange. Information may be accessed on Reuters under the symbol PTM.LS and on Bloomberg under the symbol PTM PL.